AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 1995

                                                              FILE NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                            TYCO INTERNATIONAL LTD.
             (Exact name of registrant as specified in its charter)

                MASSACHUSETTS                                   04-2297459
        (State or other jurisdiction                           (IRS Employer
      of incorporation or organization)                     Identification No.)

                              -------------------

                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                                  IRVING GUTIN
                             SENIOR VICE PRESIDENT
                            TYCO INTERNATIONAL LTD.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------

                                   COPIES TO:

    HOWARD A. SOBEL, ESQ.        VALERIE FORD JACOB, ESQ.       DAVID A. BRITTENHAM, ESQ.
  KRAMER, LEVIN, NAFTALIS,         FRIED, FRANK, HARRIS,          DEBEVOISE & PLIMPTON
   NESSEN, KAMIN & FRANKEL          SHRIVER & JACOBSON              875 THIRD AVENUE
      919 THIRD AVENUE              ONE NEW YORK PLAZA          NEW YORK, NEW YORK 10022
  NEW YORK, NEW YORK 10022       NEW YORK, NEW YORK 10004            (212) 909-6000
       (212) 715-9100                 (212) 859-8000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

 TITLE OF EACH CLASS OF                    PROPOSED MAXIMUM  PROPOSED MAXIMUM
    SECURITIES TO BE       AMOUNT TO BE     OFFERING PRICE  AGGREGATE OFFERING     AMOUNT OF
       REGISTERED           REGISTERED         PER UNIT           PRICE        REGISTRATION FEE
Common Stock, par value
$.50....................     7,948,772        $49.125(1)       $390,483,424      $134,655.00

(1) Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains a prospectus relating to a public offering in the United States and Canada (the "U.S. Offering") of an aggregate
of       shares of Common Stock, par value $.50 per share ("Common Stock"), of
Tyco International Ltd. (the "Company" or "Tyco"), together with separate prospectus pages relating to a concurrent offering outside the United States and
Canada (the "International Offering") of an aggregate of       shares of Common
Stock. The complete prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such prospectus are the alternate pages for the International Offering: a front cover page, a "Certain United States Tax Consequences to Non-U.S. Holders of Common Stock" section, an "Underwriting" section, a "Validity of Shares" section, an "Available Information" section, an "Incorporation of Certain Information by Reference" section, an "Experts" section and a back cover page. All other pages of the prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering. Ten copies of the complete prospectus for each of the U.S. Offering and the International Offering in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED JANUARY 30, 1995

PROSPECTUS

                                     SHARES
                            TYCO INTERNATIONAL LTD.
                                  COMMON STOCK
                              -------------------

    Of the     shares of Common Stock being offered hereby,     shares are being
offered initially in the United States and Canada by the U.S. Underwriters and
    shares are being offered initially outside the United States and Canada by the International Managers. See "Underwriting."

    All of the shares of Common Stock offered hereby are being offered by certain selling shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares offered hereby.

    The Common Stock is traded on the New York Stock Exchange under the symbol "TYC." On January 27, 1995, the last reported sale price of the Common Stock, as reported on the New York Stock Exchange, was $49.125 per share. See "Price Range of Common Stock and Dividends."

                              -------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                       OFFENSE.

                                                                                         PROCEEDS TO
                                            PRICE TO             UNDERWRITING              SELLING
                                             PUBLIC               DISCOUNT(1)          SHAREHOLDERS(2)
Per Share...........................            $                      $                      $
Total...............................            $                      $                      $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Company has agreed to pay expenses related to the Offerings, estimated
    at $         .

                              -------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or about
         , 1995.

                              -------------------

MERRILL LYNCH & CO.
                GOLDMAN, SACHS & CO.
                                DONALDSON, LUFKIN & JENRETTE
                                    SECURITIES CORPORATION
                                                                 LEHMAN BROTHERS
                              -------------------

                 THE DATE OF THIS PROSPECTUS IS          , 1995

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                      PHOTOS FOR INSIDE FRONT COVER TO S-3

UPPER LEFT HAND CORNER
FIRE PROTECTION
Fire protection products
including extinguishers, valves
and sprinkler heads.

LOWER LEFT-HAND CORNER
ELECTRICAL/ELECTRONICS
Simplex Fiber Optic Cables

UPPER RIGHT-HAND CORNER
GRINNELL FLOW CONTROL
Assortment of Valves including
Neotecha, Anvil, Grinnell and
Mueller

LOWER RIGHT-HAND CORNER
DISPOSABLE AND SPECIALTY PRODUCTS
Disposable medical products

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

                                  THE COMPANY

    Tyco International Ltd. ("Tyco" or the "Company"), through its divisions and operating subsidiaries, is the world's largest manufacturer and provider of fire protection systems and maintains strong leadership positions in each of its segments of its respective markets for flow control products, electrical and electronic components and disposable medical supplies and other specialty products. The disposable and specialty products segment includes the results of Kendall International, Inc. ("Kendall") which was acquired through a merger with a wholly-owned subsidiary of Tyco on October 19, 1994 (the "Merger"), that has been accounted for using the pooling of interests method of accounting. The Company, which operates in more than 50 countries around the world, had combined sales of over $4 billion during its fiscal year ended June 30, 1994.

    The Company's business strategy is to seek to establish and maintain a leadership position in each of the markets it serves. The Company endeavors to achieve this objective by attempting to be a low-cost, high-quality producer of its products and through the acquisition of complementary product lines that can be effectively integrated into the Company's manufacturing and distribution operations. The goal of this strategy is to create value for the Company's shareholders by increasing the Company's earnings per share.

    The Company is a Massachusetts corporation. Its executive offices are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                                 THE OFFERINGS

    The offering of       shares of common stock, par value $.50 per share, of
the Company (the "Common Stock") being offered in the United States and Canada
(the "U.S. Offering") and the offering of       shares of Common Stock being
offered outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings." The Common Stock is being sold by certain shareholders who received shares of the Company's Common Stock, or rights to acquire the same, as a result of the Merger. The number of outstanding shares of Common Stock was 75,175,434 as of January 26, 1995.

    The Company will not receive any proceeds from the Offerings.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following table sets forth summary consolidated financial data of the Company. The summary consolidated financial data should be read in conjunction with the audited and unaudited Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Prospectus, and the information contained in "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results."

                                       SIX MONTHS ENDED DECEMBER      FISCAL YEAR ENDED JUNE
                                                  31,                          30,
                                       --------------------------    ------------------------
                                          1994            1993          1994          1993
                                       ----------      ----------    ----------    ----------

INCOME STATEMENT DATA:
Sales...............................   $2,151,895      $1,997,671    $4,076,383    $3,919,357

Costs and Expenses:
Cost of sales.......................    1,572,626       1,478,851     3,003,194     2,909,947
Nonrecurring inventory charge.......       --              --            --            22,485
Selling, general and
administrative......................      354,111         336,163       682,568       682,520
Merger and transaction related
costs...............................       37,170(1)       --            --            --
Restructuring and severance
charges.............................       --              --            --            39,325
Interest............................       31,703          33,320        62,431        85,785
                                       ----------      ----------    ----------    ----------
                                        1,995,610       1,848,334     3,748,193     3,740,062
                                       ----------      ----------    ----------    ----------
Income before income taxes,
  extraordinary item and cumulative
effect of accounting changes........      156,285         149,337       328,190       179,295
Income taxes........................      (76,276)        (63,867)     (138,999)      (84,837)
                                       ----------      ----------    ----------    ----------
Net income before extraordinary item
  and cumulative effect of
  accounting changes................       80,009          85,470       189,191        94,458
Extraordinary item, net of tax
benefit.............................       (2,600)(2)      --            --            (2,816)(2)
Cumulative effect of accounting
changes.............................       --              --            --           (71,040)
                                       ----------      ----------    ----------    ----------
Net income..........................   $   77,409      $   85,470    $  189,191    $   20,602
                                       ----------      ----------    ----------    ----------
                                       ----------      ----------    ----------    ----------

Net Income Per Share:
Income before extraordinary item and
  cumulative effect of accounting
changes.............................   $     1.07      $     1.16    $     2.56    $     1.30
Extraordinary item..................        (0.03)         --            --             (0.04)
Cumulative effect of accounting
changes.............................       --              --            --             (0.98)
                                       ----------      ----------    ----------    ----------
Net income..........................   $     1.04      $     1.16    $     2.56    $     0.28
                                       ----------      ----------    ----------    ----------
                                       ----------      ----------    ----------    ----------

Cash dividends per common share(3)..   $     0.20      $     0.20    $     0.40    $     0.38
                                       ----------      ----------    ----------    ----------
                                       ----------      ----------    ----------    ----------

                                       SIX MONTHS ENDED DECEMBER      FISCAL YEAR ENDED JUNE
                                                  31,                          30,
                                       --------------------------    ------------------------
                                          1994            1993          1994          1993
                                       ----------      ----------    ----------    ----------
BALANCE SHEET DATA (at end of
  period):
Working capital.....................   $  396,874                    $  329,918    $  341,154
Total assets........................    3,186,469                     3,140,821     3,164,966
Long-term debt......................      563,467                       588,491       812,585
Shareholders' equity................    1,486,833                     1,367,026     1,138,786

SEGMENT DATA:
Sales:
  Fire Protection...................   $  801,944      $  763,999    $1,525,906    $1,526,079
  Flow Control Products.............      480,974         431,789       914,430       806,915
  Electrical and Electronic
Components..........................      205,638         214,578       436,884       413,300
  Disposable and Specialty
Products............................      663,339         587,305     1,199,163     1,173,063
                                       ----------      ----------    ----------    ----------
                                       $2,151,895      $1,997,671    $4,076,383    $3,919,357
                                       ----------      ----------    ----------    ----------
                                       ----------      ----------    ----------    ----------
Income before income taxes,
  extraordinary item and cumulative
  effect of accounting changes:
  Fire Protection...................   $   39,198      $   34,269    $   70,171    $   43,190(6)
  Flow Control Products.............       39,511          33,936        74,125        44,638(6)
  Electrical and Electronic
Components..........................       36,595          36,094        72,510        68,401(6)
  Disposable and Specialty
Products............................      121,400          86,287       191,669       126,280(6)
                                       ----------      ----------    ----------    ----------
                                          236,704         190,586       408,475       282,509
Interest expense....................      (31,703)        (33,320)      (62,431)      (85,785)
Corporate and other amounts.........      (48,716)(4)      (7,929)      (17,854)(5)   (17,429)(6)
                                       -----------     -----------   -----------   -----------
                                         $156,285        $149,337      $328,190      $179,295
                                       -----------     -----------   -----------   -----------
                                       -----------     -----------   -----------   -----------

- ------------

(1) Results for the six months ended December 31, 1994 include a charge of $31.2 million after-tax (or $0.42 per share) for fees and expenses related to the Merger and integration of Kendall and Tyco. See Note 1 to the unaudited Consolidated Financial Statements. Excluding the $31.2 million after-tax charge, net income before extraordinary item would have been $111.2 million or $1.49 per share for the six months ended December 31, 1994.

(2) Results for the six months ended December 31, 1994 include an extraordinary charge of $2.6 million after-tax (or $0.03 per share), resulting from the early extinguishment of $100 million of Kendall debt. See Note 3 to the unaudited Consolidated Financial Statements. During fiscal 1993, Kendall refinanced certain notes and borrowings outstanding under its bank facilities. In connection with the refinancing, the Company recorded an extraordinary charge of $2.8 million after-tax (or $0.04 per share). See
    Note 5 to the Consolidated Financial Statements.

(3) Cash dividends were paid by Tyco in fiscal 1993, 1994 and 1995. Kendall did not pay dividends to its shareholders during these periods.

(4) Results for the six months ended December 31, 1994 include pre-tax charges of $37.2 million for merger and transaction related costs. See Note 1 to the unaudited Consolidated Financial Statements

(5) Fiscal 1994 includes expenses of $4.1 million related to the accounts receivable program, which cost would have been reflected as interest expense under previous financing arrangements. See Note 6 to the Consolidated Financial Statements.

(6) Fiscal 1993 includes restructuring and severance charges of $16.0 million, $19.0 million, $0.7 million, and $3.6 million, for Fire Protection, Flow Control Products, Electrical and Electronic Components and Corporate, respectively, and a nonrecurring inventory charge of $22.5 million in the Disposable and Specialty Products segment.

                                  THE COMPANY

    The Company, through its divisions and operating subsidiaries, is the world's largest manufacturer and provider of fire protection systems and maintains strong leadership positions in each of its segments of its respective markets for flow control products, electrical and electronic components and disposable medical supplies and other specialty products. The disposable and specialty products segment includes the results of Kendall, which was acquired through the Merger, that has been accounted for using the pooling of interests method of accounting. Tyco, which operates in more than 50 countries around the world, had combined sales of over $4 billion during its fiscal year ended June 30, 1994. See Notes to the Consolidated Financial Statements for certain consolidated segment and geographic financial data relating to the Company's businesses.

    The Company's business strategy is to seek to establish and maintain a leadership position in each of the markets it serves. The Company endeavors to achieve this objective by attempting to be a low-cost, high-quality producer of its products and through the acquisition of complementary product lines that can be effectively integrated into the Company's manufacturing and distribution operations. The goal of this strategy is to create value for the Company's shareholders by increasing the Company's earnings per share.

FIRE PROTECTION

    The Company engages in fire protection contracting and in the manufacture and distribution of fire protection products and equipment.

    The Company's Grinnell subsidiary ("Grinnell"), whose business was founded in 1850, is the largest installer, manufacturer and supplier of automatic sprinkler and fire protection and detection systems in North America. In August 1990, the Company acquired the business and substantially all the operating assets of Wormald International Limited ("Wormald"). Wormald, whose business was founded in 1889, operates as a major fire protection company with contracting, manufacturing and distribution operations throughout Western Europe and Asia-Pacific. The combination of Grinnell and Wormald has resulted in creating the largest fire protection company in the world, forming a network of over 200 offices on five continents.

  Contracting

    As the largest fire protection contractor in the world, the Company designs, fabricates, installs and services automatic sprinkler and fire suppression systems in buildings and other installations. Grinnell's fire protection contracting business in North America operates through a network of offices located in the United States, Canada, Mexico and Puerto Rico. Internationally, the Company engages in fire protection contracting through a network of offices in the United Kingdom, Ireland, France, Spain, Belgium, the Netherlands, Germany, Italy, Austria, Switzerland, Denmark, Norway, Sweden, Finland, United Arab Emirates, Saudi Arabia, Australia, New Zealand, Hong Kong, Singapore, Taiwan, Malaysia, Thailand and Indonesia.

    The Company installs fire protection systems in both new and existing structures. Typically, the contracting businesses bid on contracts for fire protection installation which are let by owners, architects, construction engineers and mechanical or general contractors. In recent years, the business of retrofitting existing buildings in the United States and Canada has grown as a result of local and state legislation requiring installation of fire protection systems and the availability of reduced insurance premiums on structures with automatic sprinkler systems. The retrofitting and servicing of fire protection systems in existing buildings represented approximately 60% of Grinnell's North American contracting sales in each of fiscal 1994, 1993 and 1992.

    A majority of the fire suppression systems installed by the Company are water-based, but the Company is also the world's leader in providing custom designed special hazard fire protection systems which incorporate various specialized non-water agents such as foams, dry chemicals and gases. Systems using agents other than water are suited for fire protection in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, telecommunications, mining and marine applications. The Company holds exclusive manufacturing and distribution rights in several regions of the world for INERGEN TM fire suppression products. INERGEN TM, an alternative to the ozone depleting agent known as Halon, consists of a mixture of three inert gases designed to effectively extinguish fires without polluting the environment or damaging costly equipment.

    The Company also services, maintains, repairs and inspects fire suppression systems installed by the Company and other contractors. In Australia, New Zealand and Asia, the Company, through its O'Donnell Griffin subsidiaries, also engages in the installation of electrical wire and related electrical equipment in new and existing structures and offers specialized electrical instrumentation and mechanical contracting services in these markets including applications for railroad and bridge construction.

    Substantially all the mechanical components (and, in North America, most of the pipe) used in the fire protection systems installed by the Company are manufactured in the Company's own facilities. The Company also has fabrication plants worldwide that cut, thread and weld pipe, which is then shipped with other prefabricated components to job sites for installation. The Company also installs alarms, detection and activation devices and centralized monitors. The Company has developed its own computer-aided-design technology that reduces the time required to design systems for specific applications and coordinates fabrication and delivery of system components.

    In its fire protection contracting business the Company employs both non-union and union employees in North America, Europe and Asia-Pacific. Many of the union employees are employed on an hourly basis for particular jobs. In North America, the largest number of union employees is represented by a number of local unions affiliated with the United Association of Plumbers and Pipefitters ("UAP"). During fiscal 1994, Grinnell's contracts with a number of locals of the UAP were not renewed following lengthy negotiations. Employees in those locations, representing 64% of those employees represented by the UAP unions, went on strike. Grinnell has continued to operate with former union members who have continued to work for Grinnell and with replacement workers. The labor action has not had, and is not expected to have, any material adverse effect on Grinnell's business or results of operations.

    Generally, competition in the fire protection business varies by geographic location. In North America, Grinnell competes with hundreds of smaller contractors on a regional or local basis for the installation of fire suppression and alarm and detection systems. Many of the regional and local competitors employ non-union labor. In Europe, the Company competes with many regional or local contractors on a country by country basis. In Australia, New Zealand and Asia, the Company competes with a few large fire protection contractors as well as with many smaller regional or local companies. The Company competes for fire protection contracts primarily on the basis of price, service and quality.

  Manufacturing and Distribution

    The Company manufactures most of the components used in its own fire protection contracting business, as well as a variety of products for sale to other fire protection contractors. In North America, the Company manufactures pipe and pipe fittings, fire hydrants, sprinkler heads and substantially all of the other mechanical sprinkler components used in an automatic fire suppression system. In the United Kingdom, France, Germany and the Asia-Pacific region, the Company manufactures and sells sprinkler heads, specialty valves, fire doors and electronic panels for use in fire detection systems. In Mexico, the Company manufactures fire extinguishers, fire hose and related equipment.

    At Ansul Fire Protection (Wisconsin) and Total Parsch (Mexico), the Company manufactures and sells various lines of dry chemical, liquid and gaseous portable fire extinguishers and related agents for industrial, government, commercial and consumer applications. These operating units also manufacture and sell special hazard fire suppression systems designed for use in restaurants, earth moving equipment, marine applications, mining applications, the petrochemical industry, confined industrial spaces and commercial spaces housing delicate and electronic equipment. Ansul Fire Protection also manufactures spill control products designed to absorb, neutralize and solidify spills of various hazardous materials.

    Fire protection products are sold in North America primarily through the Company's flow control products distribution network discussed below and, to a lesser extent, through independent distributors.

    In Europe, the Company distributes fire protection products through warehouses located in the Netherlands, the United Kingdom, Germany and France. Products are sold principally to distributors and to fire protection contractors and in some instances to mechanical and industrial contractors.

    In Asia-Pacific, the Company distributes fire protection and flow control products through warehouses located in Australia, New Zealand and Singapore. Products are sold directly to fire protection and other contractors as well as to mechanical and industrial contractors and independent distributors.

  Backlog

    Fire protection contracting backlog amounted to $527 million at December 31, 1994 and $439 million at June 30, 1994. The increase in backlog is due primarily to an increase at the European and Asia-Pacific region contracting operations.

FLOW CONTROL PRODUCTS

    The Company is a manufacturer and distributor of flow control products in North America, Europe and Asia-Pacific. Flow control products include pipe, fittings, valves, meters and related products which are used to transport, control and measure the flow of liquids and gases. Products are manufactured at 23 plants in North America, the United Kingdom, Germany and Switzerland, and distributed through the Company's own worldwide distribution network and through independent distributors. The Company's Flow Control Group includes Mueller Co. ("Mueller"), Allied Tube & Conduit Corporation ("Allied") and Grinnell's flow control operations.

  Manufacturing

    The Company manufactures and distributes a wide range of flow control products, including pipe and pipe fittings, tubing, valves, meters, couplings, pipe hangers, struts and related components. These products are used in plumbing, heating, ventilation and air conditioning (HVAC) systems, mechanical contracting, power generation, water and gas utilities, oil and gas exploration and numerous other industrial applications. The Company also manufactures certain related products such as steel tubing, custom iron castings and fencing materials.

    Allied is the leading North American manufacturer of pipe and other tubular products. Allied manufactures a full line of steel pipe for the fire protection and construction industries and for commercial, residential and institutional markets. Its mechanical tube division offers steel tubing in a wide assortment of shapes and sizes for a variety of industrial and commercial applications. Allied's fence division is a leader in the manufacture of products for the residential and industrial/commercial fence market.

    Mueller, a manufacturer of water and gas distribution products, manufactures fire hydrants, valves, fittings, water meters, backflow preventers and related products for sale to independent distributors and, to a lesser extent, directly to waterworks contractors, municipalities and gas companies throughout the United States and Canada.

    Tyco's Anvil Products, Inc. and Canvil Ltd. subsidiaries manufacture forged steel fittings and valves. Its Swiss NeoTecha subsidiary manufactures Teflon lined specialty valves for use in highly corrosive environments. Three U.K.-based subsidiaries, Hindle Cockburns Limited, Charles Winn

(Valves) Limited and Spensall Engineering Limited, manufacture specialty high performance butterfly valves and ball valves that are used principally in the oil and gas, chemical and processing industries.

    In May 1994, the Company acquired Preferred Pipe Products, Inc., a U.S.-based manufacturer of pipe fitting products, primarily for the oilfield and petrochemical markets. Also, during 1994, the Company acquired the assets of a U.S. manufacturer of malleable iron pipe fittings.

  Distribution

    The Company has historically operated through a 47 branch distribution network for the sale of flow control and fire protection products in North America. During fiscal 1992, the Company opened a Regional Distribution Center ("RDC") in Harvey, Illinois, and in fiscal 1994 opened a second RDC in Norcross, Georgia, each of which stocks over 8,500 products. These RDCs support the inventory needs of the Company's branches in the central, eastern and southern regions of North America by shipping products directly to customers. As a result of the RDCs, warehousing and shipping requirements at the branches are reduced, allowing management to focus on sales and customer service. During fiscal 1995, the Company opened an additional RDC on the west coast to service and support the remaining North American branch network. The Company also stocks and sells products through various distribution centers in Europe, Australia, New Zealand, the Middle East and Asia. The Company offers its products to distributors and sprinkler contractors and, to a lesser extent, mechanical and industrial contractors and original equipment manufacturers. While distribution patterns vary, most centers stock an extensive line of valves, fittings, pipe and other products for fire protection systems, components for HVAC installations and water and gas distribution, and specialized valves and piping for the chemical, food and beverage processing industries. Products manufactured by the Company accounted for approximately 74% of its North American distribution sales in fiscal 1994.

    Grinnell's North American distribution network competes with other manufacturers, independent manufacturers' representatives and, to a lesser extent, with local and regional supply houses, all of which carry lines of other domestic or foreign manufacturers. Grinnell competes on the basis of price, the breadth of its product line, delivery and quality. Grinnell competes for the sale of gray iron pipe fittings, malleable iron fittings and other flow control products and fire protection sprinklers and devices principally with other domestic producers. Grinnell uses an internal sales force for the sale of certain iron castings not sold through Grinnell's distribution network.

    Allied competes for the sale of steel pipe, which is sold through Grinnell's distribution network discussed above, with pipe from other domestic and foreign producers. Competition for the sale of pipe is based on price, service and breadth of product line. Fence and other specialized industrial tubing is sold to wholesalers, original equipment manufacturers and other distributors. Competition for the sale of fence products is principally from national and regional domestic producers and to a lesser extent from foreign companies, on the basis of price, service and distribution. The Company competes with many small regional manufacturers for sales of specialized industrial tubing on the basis of price and breadth of product line.

    Mueller's water and natural gas distribution flow control products are sold through independent distributors, and directly to utilities, municipalities and gas distribution companies. The Company competes for the sale of these products on the basis of product quality, service, breadth of product line and conformity with municipal codes and other engineering standards. The Company competes with several other manufacturers in the United States and Canada for the sale of iron and brass flow control devices for water and natural gas distribution systems.

  Backlog

    Flow Control products backlog amounted to $59 million at December 31, 1994 and $58 million at June 30, 1994.

ELECTRICAL AND ELECTRONIC COMPONENTS

    The Company's Electrical and Electronic Components group consists of Simplex Technologies, Inc. ("Simplex"), the Company's Printed Circuit Group and Allied's Electrical Conduit division. Simplex manufactures underwater communications cable and cable assemblies. The Printed Circuit Group manufactures printed circuit boards and assembles backplanes for the electronics industry. Allied manufactures and distributes electrical conduit and related components used in commercial electrical installations.

  Simplex

    Simplex is the largest U.S. manufacturer of undersea fiber optic telecommunications cables. Simplex also manufactures cable and cable assemblies for the U.S. Navy, underwater electric power cable for use by power authorities and utilities, and electro-mechanical cable for unique field applications. Simplex's principal customer is AT&T, which accounted for approximately 84% of its revenues in fiscal 1994.

    Under a multi-year engineering development program, Simplex and AT&T Bell Laboratories, Inc. have developed a proprietary encapsulation process for AT&T supplied optical fibers used in underwater telecommunications cables. Simplex manufactures the cable and performs system assembly and has proprietary rights to the encapsulation process. From 1986 through June 30, 1994, Simplex manufactured approximately 85,000 kilometers of undersea optical cable deployed by AT&T. Simplex is developing the next generation of high capacity undersea systems for deployment in the mid to late 1990s. The next generation of undersea systems will have enhanced operating capabilities including greater speed, increased capacity and a new fiber design. Simplex's encapsulation and systems assembly and testing processes are being adapted to incorporate the new requirements.

    For more than thirty years, Simplex has been the primary supplier of cable and cable assemblies to the U.S. Navy for use in data-gathering systems. Cable for U.S. Navy systems is manufactured under various types of contracts, including cost-plus-incentive fee, time and material and fixed-price.

    Simplex, usually in conjunction with AT&T, competes on a worldwide basis primarily against two other entities: Alcatel-Alsthom, located in France along with its subsidiary, Standard Telephone Co. ("STC"), located in England; and KDD, located in Japan. Alcatel/STC is vertically integrated and produces its own cable, whereas AT&T utilizes Simplex in the manufacture of its underwater cable and KDD utilizes a Japanese cable manufacturer.

    Simplex's backlog was approximately $375 million at December 31, 1994 and $191 million at June 30, 1994. Simplex normally sells cable under long-term multi-million dollar contracts, and the amount of its backlog as of any date is affected by contract issuance for major systems and by timing of completion of such underwater communications cable systems. During the first quarter of fiscal 1995, Simplex received a $250 million order extension on a multi-year contract.

    Simplex owns a special-purpose 500,000 square foot manufacturing facility on a deep river site in New Hampshire, with direct access to the Atlantic Ocean.

  Printed Circuit Group

    Tyco's Printed Circuit Group (the "Group") of companies is one of the largest independent manufacturers of multi-layered printed circuit boards and assemblers of backplanes in the United States. Printed circuit boards are used in the electronics industry to mount and interconnect components to create electronic systems. They are categorized by the number of sides or layers that contain circuitry, which could be single-sided, double-sided or multi-layer. In general, single and double-sided boards are less advanced. Multi-layer boards provide greater interconnection density while decreasing the number of separate printed circuit boards which are required to accommodate powerful and sophisticated components. Backplanes include printed circuit boards and are assemblies of connectors and other electronic components which distribute power and interconnect printed circuit boards, power supplies and other system elements.

    The Group manufactures highly sophisticated double-sided, mass molded boards of up to eight layers, precision tooled, custom laminated multi-layer boards of up to 28 layers and sophisticated flex-rigid circuit boards for use in environmentally demanding conditions. The majority of the Group's sales are derived from its high-density multi-layer boards. The Company's backplanes facility produces fully assembled units utilizing press-fit or soldered connection technology, custom pin grid array sockets and surface mounted assembly. The printed circuit boards and backplanes manufactured by the Company are designed by customers and are manufactured on a job order basis to the customers' specifications. Backplane sales, inclusive of board content, accounted for 39% of the Group's sales in fiscal 1994.

    The Group markets its products mainly through independent manufacturers' representatives and, to a lesser extent, through its own internal sales organization. The Group's customers are generally original equipment manufacturers in the telecommunications, aircraft, computer, military and other industrial and consumer electronics industries. The Company competes with several large companies which manufacture less complex single-sided and double-sided printed circuit boards in the United States, as well as with many companies that have their own in-house manufacturing capabilities. The Company believes that far fewer competitors manufacture the more complex, high density double-sided and multi-layer boards. The Group competes on the basis of quality, price, reliability and timeliness of delivery.

    As a manufacturer of sophisticated products at the high technological end of the market, the Company invests approximately $2.5 million per year in state-of-the-art manufacturing equipment. The Group uses computer-aided-design equipment, numerically controlled drilling machines and routers, automated gold plating, computerized electrical testing and automated optical inspection in its manufacturing operations.

    The Group backlog amounted to $11 million at December 31, 1994 and $14 million at June 30, 1994.

  Allied

    Allied's Electrical Conduit division ("Allied") is one of the leading producers of steel electrical conduit in the United States. Electrical conduit is galvanized steel tubing designed to contain current-carrying electrical wires both inside and outside buildings. Steel conduit also serves as an electrical ground which ensures proper operation of circuit interruptors and provides a channel into which additional wires can be inserted or removed as electrical needs change. Allied manufactures a full line of electrical conduit at plants in Illinois and Pennsylvania. Allied also manufactures steel strut channel framing at a plant in Illinois.

    Allied's electrical conduit and related products are sold to wholesale electrical distributors through Allied's distribution facilities by an internal sales force and a network of commissioned sales agents. Allied competes for the sale of electrical products primarily with several other large domestic manufacturers. Competition in the electrical conduit industry is primarily based upon price, quality, delivery and breadth of product line.

    Allied's electrical products backlog amounted to $4 million at December 31, 1994 and $8 million at June 30, 1994.

DISPOSABLE AND SPECIALTY PRODUCTS

    Tyco's Disposable and Specialty Products Group consists of Kendall, Ludlow Corporation ("Ludlow") and Armin Plastics ("Armin"). Kendall manufactures, markets and distributes medical supplies and adhesive products and tapes. In addition, Kendall markets and distributes home health care products. Ludlow is a manufacturer of disposable medical products, laminated and coated products, extrusion coated polyester yarns and woven fabrics, and deep-drawn metal parts. Armin is a leading independent manufacturer of polyethylene film and packaging products.

  Kendall

    Tyco acquired Kendall in October 1994. Kendall conducts its operations through four business units: Kendall Healthcare, Kendall International ("International"), Futuro and Polyken. Kendall's products are manufactured at 23 plants in North America, the United Kingdom, Germany, Mexico, China, Thailand and Malaysia.

    In each of its business units, Kendall competes with numerous other companies, including a number of larger well-established companies. In general, no single company competes directly with Kendall in all of its product lines. Kendall relies on its reputation for excellent quality and dependable service, together with its low cost manufacturing and innovative products to compete in its markets.

    The Kendall Healthcare business unit markets a broad range of wound care, vascular therapy, urological care, incontinence care, anesthetic care and other products to U.S. and Canadian hospitals and alternate site health care customers. Kendall Healthcare leads the industry in gauze production with its Kerlix(R) and Curity(R) brands. Kendall Healthcare's other core domestic product category consists of its vascular therapy products, principally anti-embolism stockings, marketed under the T.E.D.(R) brand name, sequential pneumatic compression devices sold under the SCD TM brand name and a venous plexus foot pump marketed under the A-V Impulse System(R) brand name. Kendall Healthcare pioneered the pneumatic compression form of treatment and continues to be the dominant participant in the pneumatic compression and elastic stocking segments of the vascular therapy market.

    Kendall Healthcare distributes its products both directly through its sales force and through a network of over 250 independent distributors. Kendall Healthcare's sales force is divided into two groups, one promoting its vascular therapy products and the other promoting all its wound care and other products. Most of the U.S. distributors also sell similar products made by Kendall's competitors, a practice common in the industry.

    In April 1994, Kendall acquired Superior Healthcare Group, Inc. and its affiliates, a manufacturer of a broad line of disposable medical supplies including respiratory, urology and nursing care products. In October 1994, Kendall acquired Sheridan Catheter Corporation, a manufacturer of airway management, temperature monitoring and specialty products serving patients in anesthesia, critical care and emergency medicine.

    International is responsible for the manufacturing, marketing, distribution and export of Kendall products in numerous countries worldwide. International's operations are organized primarily into three geographic regions--Europe, Latin America and the Far East. International generally markets a range of products, similar to those of Kendall Healthcare and, to a lesser extent, Futuro, although the mix of product lines varies from country to country. International markets to hospital and medical professionals directly and through independent distributors.

    The Futuro business unit manufactures and distributes Kendall's home health care products to retail consumers and professional health care providers. The unit has a broad first-aid line sold under the Curity(R) and Curad brand names, including products such as Curad adhesive bandages, Telfa(R) pads and "kids size" bandages with character themes utilizing, under license, Flintstones and McDonald's trade names. Other home health care products include elastic supports and braces, graduated compression hosiery, ambulation aids and patient aids such as canes, crutches and bathroom safety products.

    Futuro markets its home health care products primarily through a nationwide distributor network to more than 35,000 pharmacies and retail outlets, including food and mass merchandisers. Futuro's direct sales force is responsible for pharmacy sales and selected key accounts outside the retail pharmacy market. A separate network of broker sales representatives handles all other sales.

    The Polyken division manufactures and markets specialty adhesive products and tapes for industrial applications, including external corrosion protection tape products for oil, gas and water pipelines. Other industrial applications include tapes used in the automotive industry for wire harness wraps, sealing and other purposes, and tapes used in the aerospace and heating and air conditioning (HVAC) industries. Polyken also produces duct, packaging and electrical tapes for consumer applications and bandages and medical tapes for Kendall's healthcare product units and for third parties.

    Polyken generally markets its pipeline products directly, working with local manufacturing representatives, international engineering and construction companies, and the owners and operators of pipeline transportation facilities. Polyken sells its other industrial products either directly to major end users or through diverse distribution channels, depending on the industry being served.

  Ludlow

    Ludlow's Technical Products division manufactures and sells a variety of disposable medical products, specialized paper and film products. These products include recording chart papers for medical and industrial instrumentation, disposable electrodes for medical devices, high quality facsimile paper, adhesive tapes and pressure sensitive coated papers and films used for business forms and in printing applications. These products are marketed primarily by the division's internal sales force. The division's manufacturing plants are located in Massachusetts, Minnesota and Washington. Competitors vary from small regional firms to larger firms that compete with the division on a national basis. Competition is on the basis of price and quality.

    In December 1993, the Company acquired Uni-Patch, Inc. ("Uni-Patch") and Classic Medical Products ("Classic"), both manufacturers and distributors of medical electrodes and related products. Uni-Patch manufactures and distributes TENS electrodes and related products which are used primarily in physical therapy and other forms of rehabilitation medicine. Classic manufactures medical electrodes for EKGs and similar diagnostic tests. In March 1994, Tyco purchased the Promeon electrode gel business from Medtronics, Inc. Promeon is a leading manufacturer of gels which are used with medical electrodes for testing and other monitoring purposes. All of these businesses have been integrated into Ludlow's existing facilities except for Uni-Patch, which maintains a manufacturing facility in Minnesota.

    Ludlow's Laminating and Coating division produces protective packaging and other materials made of coated or laminated combinations of paper, polyethylene and foil. Coated packaging materials provide barriers against grease, oil, light, heat, moisture, oxygen and other contaminants that could damage the contained products. The division produces structural coated and laminated products such as plastic coated kraft, linerboard and bleached boards for rigid urethane insulation panels, automotive components and wallboard panels. Other applications include packaging for photographic film, frozen foods, health care products, electrical and metallic components, agricultural chemicals, cement and specialty resins. The division has two manufacturing plants located in Louisiana and Mississippi.

    Ludlow markets its laminated and coated products through its internal sales force and independent manufacturers' representatives. The Company competes with many large and specialized manufacturers of laminated and coated products on the basis of price, service, marketing coverage and custom application engineering.

    The Twitchell division of Ludlow manufactures extrusion coated polyester yarns and woven fabrics and woven and knit paper fabrics. These fabrics are sold by Twitchell's internal sales force to manufacturers for use principally in outdoor furniture, awnings, housewares and other specialty products. Non-woven coated fabric is manufactured and sold for use as disposable medical clothing. The division's plant is located in Alabama. Competition with a number of U.S. and foreign manufacturers is on the basis of price, quality and service.

    Ludlow's Accurate Forming ("Accurate") division manufactures deep-drawn metal parts, primarily barrels, caps and clips for pens and pencils and containers, caps and closures for cosmetics, pharmaceutical packaging and automotive applications. Accurate sells its products on a direct basis through its internal sales force and also utilizes manufacturers' representatives. The Company competes with many small, independent deep-drawn metal manufacturers and plastic extruders, several of which have manufacturing locations in the Far East. Competition is on the basis of price. Accurate's facility is in New Jersey.

    Ludlow's backlog amounted to $42 million at December 31, 1994 and $33 million at June 30, 1994.

  Armin

    Armin manufactures polyethylene film and packaging products in a wide range of size, gauge, construction strength, stretch capacity, clarity and color. With purchases of over 300 million pounds of polyethylene per year, Armin extrudes low density and linear low density polyethylene film from resin in pellet form, in many cases mixing in coloring, anti-slip, anti-block and other chemical additives. Examples of Armin's product mix include plastic supermarket packaging, greenhouse sheeting, shipping covers and liners and a variety of other packaging configurations for the aerospace, agricultural, automotive, construction, cosmetics, electronics, food processing, healthcare, pharmaceutical and shipping industries. Armin also manufactures a number of other polyethylene products, such as reusable plastic pallets, transformer pads for electric utilities, and a large variety of disposable gloves for the cosmetic, medical, foodhandling and pharmaceutical industries. Virtually all sales are generated through Armin's internal sales force. Armin serves over 6,000 customers in the United States and has 11 plants in New Jersey, Oklahoma, California, South Carolina, North Carolina and Georgia.

    Armin competes with a wide range of manufacturers, including some vertically integrated companies and companies that manufacture polyethylene resins for their own use. Competition in many market segments is based upon, in addition to price, product innovation, specialization and customer service. Armin's backlog amounted to $19 million at December 31, 1994 and $20 million at June 30, 1994.

ENVIRONMENTAL MATTERS

    The Company makes a substantial effort to operate its facilities in compliance with federal, state and local laws relating to the protection of the environment. Compliance in any fiscal year has not had and is not expected to have a material effect upon the capital expenditures, earnings or competitive position of the Company.

    The Company believes that, consistent with applicable laws and regulations, it exercises due care and takes appropriate precautions in the disposal of wastes. The Company has received notification from the U.S. Environmental Protection Agency and certain state environmental agencies that conditions at a number of sites where hazardous wastes were disposed of by the Company and other persons require cleanup and other possible remedial action.

    The Company has a number of projects underway at several of its manufacturing facilities in order to comply with current environmental laws. In addition, the Company remains responsible for certain environmental matters at manufacturing locations sold by the Company. These projects, which involve both remediation expenses and capital improvements, relate to a variety of activities, including solvent contamination clean up, upgrading of underground storage tanks, surface dredging, oil spill containage and clean up, containment area upgrades, feasibility studies and equipment upgrades and replacement.

    The ultimate cost of the Company's remediation projects is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon the Company's experience with the foregoing environmental matters, the Company has concluded that there is a reasonable possibility that remedial costs will be incurred with respect to these projects in the aggregate range of $14.0 million to $50.5 million. At June 30, 1994 the Company had concluded that the most probable amount which will be incurred within this range is $25.5 million and such amount is included in the caption "accrued expenses" on the

Company's consolidated balance sheet. Based upon information available to the Company, at those sites where there has been an allocation of the share of cleanup and such liability could be joint and several, management believes it is probable that other responsible parties will fully pay the cost apportioned to them, except with respect to one site for which the Company has assumed that one of the identified responsible parties will be unable to pay the cost apportioned to it and that such party's cost will be reapportioned among the remaining responsible parties. In view of the Company's financial position and reserves for environmental matters of $25.5 million, the Company has concluded that its payment of such estimated amounts will not have a material adverse effect on its consolidated financial position or results of operations.

                                USE OF PROCEEDS

    All of the shares of Common Stock offered hereby are being offered by certain Selling Shareholders. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "TYC." The following table sets forth the high and low sale prices for the Company's Common Stock, as reported on the New York Stock Exchange, and the quarterly dividends per share declared on the Common Stock for the periods indicated.

                                                                               COMMON STOCK
                                                                         ------------------------
                                                                                        DIVIDENDS
                                                                         HIGH    LOW    PER SHARE
                                                                         ----    ---    ---------
Fiscal 1993

First Quarter.........................................................   $37 1/2 $305/8   $ .09
Second Quarter........................................................    43 1/8  331/2     .09
Third Quarter.........................................................    48 3/8  41        .10
Fourth Quarter........................................................    45 1/8  373/8     .10

Fiscal 1994

First Quarter.........................................................   $46 7/8 $383/4   $ .10
Second Quarter........................................................    51 3/4  411/2     .10
Third Quarter.........................................................    55 1/4  487/8     .10
Fourth Quarter........................................................    50 1/8  44        .10

Fiscal 1995

First Quarter.........................................................   $48 3/8 $421/2   $ .10
Second Quarter........................................................    50 1/3  433/8     .10
Third Quarter (through January 27, 1995)..............................    49 3/4  461/2     .10

    Cash dividends were paid by Tyco in fiscal 1993, 1994, and 1995. Kendall did not pay dividends to its shareholders during these periods.

    On January 26, 1995, the Company had approximately 6,950 Common Stock holders of record, which does not include beneficial owners holding through nominee or "street" name. The last reported sale price of the Common Stock on the New York Stock Exchange on January 27, 1995 was $49.125 per share.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of December 31, 1994. This table should be read in conjunction with the audited and unaudited Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Prospectus.

                                                                                AS OF
                                                                          DECEMBER 31, 1994
                                                                   --------------------------------
                                                                   (IN THOUSANDS EXCEPT SHARE DATA)
Loans payable and current portion of long-term debt:............              $  104,655
                                                                             -----------
                                                                             -----------
Long-term debt:
  Credit agreements.............................................              $        0
  Uncommitted lines of credit...................................                       0
  Insurance company notes.......................................                 135,000
  8.125% public notes due 1999..................................                 144,889
  6.375% public debentures due 2004.............................                 104,262
  9.5% public debentures due 2022...............................                 199,568
  8.0% public debentures due 2023...............................                  49,958
  Other.........................................................                  34,445
      Less current portion......................................                (104,655)
                                                                             -----------
      Total long-term debt......................................                 563,467
                                                                             -----------
Shareholders' equity:
  Preferred stock ($1 par value, authorized 2,000,000 shares,
    none outstanding)...........................................            --
  Common stock ($.50 par value, authorized 180,000,000 shares,
73,901,064 outstanding).........................................                  36,951
  Capital in excess of par value (net of deferred compensation
    of $25,367).................................................                 603,378
  Currency translation adjustment...............................                 (23,819)
  Retained earnings.............................................                 870,323
                                                                             -----------
      Total shareholders' equity................................               1,486,833
                                                                             -----------
Total capitalization............................................              $2,050,300
                                                                             -----------
                                                                             -----------

                    SELECTED CONSOLIDATED FINANCIAL DATA(A)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following table sets forth selected consolidated financial information of the Company for the four years in the period ended June 30, 1994, the year ended May 31, 1990 and the six month periods ended December 31, 1994 and 1993. On October 19, 1994, Tyco acquired Kendall in the Merger, which has been accounted for using the pooling of interests method of accounting. The selected consolidated financial information reflects the combined financial position, operating results and cash flows of Tyco and Kendall as if they had been combined for all periods presented subsequent to June 30, 1992, the date Kendall consummated a financial restructuring (the "Kendall Restructuring"). Financial data for the six months ended December 31, 1994 and 1993 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Company's financial position and results of operations. The selected financial information should be read in conjunction with the audited and unaudited Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Prospectus, and the information contained in "Management's Discussion and Analysis of Financial Condition and Operating Results."

                                          SIX MONTHS ENDED                                                              FISCAL
                                            DECEMBER 31,                     FISCAL YEAR ENDED JUNE 30,               YEAR ENDED
                                      ------------------------   --------------------------------------------------    MAY 31,
                                       1994(B)         1993         1994      1993(C) (D)    1992(E)      1991(F)      1990(G)
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
INCOME STATEMENT DATA:
Sales...............................  $2,151,895    $1,997,671   $4,076,383   $ 3,919,357   $3,066,485   $3,107,891   $2,102,740
Costs and Expenses:
Cost of sales.......................   1,572,626     1,478,851    3,003,194     2,909,947    2,390,218    2,406,077    1,603,054
Nonrecurring inventory charge.......      --            --           --            22,485       --           --           --
Selling, general and
administrative......................     354,111       336,163      682,568       682,520      446,244      422,943      256,827
Merger and transaction related
costs...............................      37,170        --           --           --            --           --           --
Restructuring and severance
charges.............................      --            --           --            39,325       25,612       --           --
Interest............................      31,703        33,320       62,431        85,785       63,261       73,856       41,256
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
                                       1,995,610     1,848,334    3,748,193     3,740,062    2,925,335    2,902,876    1,901,137
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
Income before income taxes,
 extraordinary item and cumulative
effect of accounting changes........     156,285       149,337      328,190       179,295      141,150      205,015      201,603
Income taxes........................     (76,276)      (63,867)    (138,999)      (84,837)     (45,884)     (87,530)     (82,484)
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
Net income before extraordinary item
 and cumulative effect of accounting
changes.............................      80,009        85,470      189,191        94,458       95,266      117,485      119,119
Extraordinary item, net of tax
benefit.............................      (2,600)       --           --            (2,816)      --           --           --
Cumulative effect of accounting
changes.............................      --            --           --           (71,040)      --           --           --
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
Net income..........................  $   77,409    $   85,470   $  189,191   $    20,602   $   95,266   $  117,485   $  119,119
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
Net Income Per Share:
 Income before extraordinary item
   and cumulative effect of
accounting changes..................  $     1.07    $     1.16   $     2.56   $      1.30   $     2.06   $     2.57   $     2.90
 Extraordinary item.................       (0.03)       --           --             (0.04)      --           --           --
 Cumulative effect of accounting
changes.............................      --            --           --             (0.98)      --           --           --
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
Net Income..........................  $     1.04    $     1.16   $     2.56   $      0.28   $     2.06   $     2.57   $     2.90
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
Cash dividends per common share.....  $     0.20    $     0.20   $     0.40   $      0.38   $     0.36   $     0.35   $     0.31
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
                                      ----------    ----------   ----------   -----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Working capital.....................  $  396,874                 $  329,918   $   341,154   $  274,278   $  252,021   $  219,773
Total assets........................   3,186,469                  3,140,821     3,164,966    2,451,537    2,392,966    1,416,556
Long-term debt......................     563,467                    588,491       812,585      534,951      609,255      269,776
Shareholders' equity................   1,486,833                  1,367,026     1,138,786    1,040,551      905,151      607,374

- ------------
(a) The selected financial statement data reflect the combined results of operations and financial position of Tyco and Kendall for all periods subsequent to June 30, 1992. The selected financial data at and for the years ended June 30, 1992 and 1991 and at and for the year ended May 31, 1990, reflect only the results of operations and financial position of Tyco. See Note 1 to the Consolidated Financial Statements.
(b) Results for the six months ended December 1994 include a charge of $31.2 million after-tax ($0.42 per share), for fees and expenses related to the merger and integration of the combined companies and an extraordinary item of $2.6 million after-tax ($0.03 per share), resulting from the early extinguishment of $100 million of Kendall debt. See Notes 1 and 3 to the unaudited Consolidated Financial Statements.
(c) Effective July 1, 1992, Tyco adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 109 "Accounting for Income Taxes" and SFAS 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions." Kendall adopted SFAS 109 and SFAS 106 effective with the Kendall Restructuring (see Note 1 to the Consolidated Financial Statements) and, accordingly, there is no cumulative effect reflected in the Consolidated Financial Statements.
(d) Fiscal 1993 results include restructuring and severance charges of $27.3 million after-tax, a non-recurring inventory charge of $22.5 million before and after-tax, a reduction in tax expense of $6.7 million attributable to revisions in previous tax estimates, incremental income tax expense due to tax rates changes of $7.8 million and a special pension charge of $1.2 million after-tax.
(e) Fiscal 1992 results include restructuring and severance charges of $14.9 million after-tax and a reduction in tax expense of $16.9 million attributable to revisions in previous tax estimates.
(f) Fiscal 1991 results include the results of operations of Wormald from the date of its acquisition, August 2, 1990.
(g) The Company changed its fiscal year from May 31 to June 30 effective with the fiscal year ended June 30, 1991. Accordingly, the June 1990 results are not presented above. The Company's results of operations for the month of June 1990 reflected net sales of $130.2 million, net loss before income taxes of $10.5 million, an income tax benefit of $3.5 million, net loss of $6.9 million and net loss per share of $0.17.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATING RESULTS

    On October 19, 1994, a wholly-owned subsidiary of Tyco merged with Kendall. The Merger was accounted for as a pooling of interests and the historical results of Tyco and Kendall have been combined for all periods presented subsequent to June 30, 1992, the effective date of the Kendall Restructuring. Accordingly, the unaudited Consolidated Financial Statements at and for the six months ended December 31, 1994 and 1993 and the Consolidated Financial Statements for the years ended June 30, 1994 and 1993 reflect the combined financial position and results of operations and cash flows of Tyco and Kendall. The Consolidated Financial Statements for the year ended June 30, 1992 reflect only the results of operations and cash flows of Tyco. See Note 1 to the Consolidated Financial Statements.

    Information for all periods presented below reflects the grouping of the Company's businesses into four industry segments, consisting of Fire Protection, Flow Control Products, Electrical and Electronic Components and Disposable and Specialty Products. Additionally, state income tax expense, previously included in selling, general and administrative expense, has been reclassified to the provision for income taxes for all periods presented.

RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF FISCAL 1995 COMPARED WITH THE FIRST SIX MONTHS OF FISCAL 1994

  Overview

    Net income before extraordinary item was $80.0 million, or $1.07 per share for the first six months of fiscal 1995 compared with $85.5 million, or $1.16 per share for the first six months of fiscal 1994. Excluding the $31.2 million, ($0.42 per share), after-tax charge for merger and transaction related costs related to the Merger in fiscal 1995 (see Note 1 to the unaudited Consolidated Financial Statements), net income before extraordinary item rose 30% to $111.2 million, or $1.49 per share. The increase was attributable to strong earnings in the Disposable and Specialty Products group as well as increased income in each of the Company's other business segments.

  Sales

    Sales during the first six months of fiscal 1995 were $2.15 billion, an 8% increase over the first six months of fiscal 1994 sales of $2.0 billion. Sales of the Fire Protection group increased $37.9 million to $801.9 million, or 5%, due to increased sales in the North American and Asia-Pacific contracting business partially offset by slightly lower sales in the European contracting business. The decline in Europe was principally the result of the sale of certain fire products businesses in the fourth quarter of fiscal 1994 partially offset by the impact of changes in average foreign currency exchange rates on non-U.S. dollar denominated sales in the first six months of fiscal 1995 as compared to the first six months of fiscal 1994. Had average foreign currency exchange rates during the first six months of fiscal 1995 remained constant with the average during the first six months of fiscal 1994, sales would have been approximately $24 million less in fiscal 1995. Sales of the Flow Control group increased $49.2 million to $481.0 million, or 11%, reflecting higher volume at Allied, Mueller and Grinnell's distribution operations. Sales of the Electrical and Electronic Components group decreased $8.9 million to $205.6 million, or 4%, resulting principally from lower sales of underwater communications cable systems at Simplex. Sales of the Disposable and Specialty Products group increased $76.0 million to $663.3 million, or 13%, due to increased sales principally at Kendall and, to a lesser extent, at Ludlow and Armin.

  Income Before Income Taxes and Extraordinary Item

    For the first six months of fiscal 1995 as compared to the first six months of fiscal 1994, operating profits of the Fire Protection group rose $4.9 million to $39.2 million, or 14%, due principally to higher margins at the North American and Asia-Pacific fire protection operations partially offset by slightly lower margins at the European contracting operations. The operating profits of the Flow Control group increased $5.6 million to $39.5 million, or 16%, resulting principally from increased earnings at Grinnell's North American distribution operations and at Mueller. Operating profits of the Electrical and Electronic Components group increased $0.5 million to $36.6 million, or 1%, due to increased earnings at Simplex somewhat offset by decreased margins at Allied's electrical business. Operating income of the Disposable and Specialty Products group increased $35.1 million to $121.4 million, or 41%, reflecting higher earnings at Kendall and, to a lesser extent, at Ludlow and Armin. The impact on the consolidated results of operations from changes in foreign exchange rates relative to the value of the U.S. dollar for the first six months of fiscal 1995 as compared to the same period of fiscal 1994 was not material.

  Interest Expense

    Interest expense decreased $1.6 million to $31.7 million during the first six months of fiscal 1995 as compared to the first six months of fiscal 1994 due principally to the sale of $150 million of accounts receivable late in the second quarter of fiscal 1994 (see Note 4 to the unaudited Consolidated Financial Statements) and lower average debt balances partially offset by higher interest rates.

  Extraordinary Item

    During the second quarter of fiscal 1995, the Company refinanced $100 million principal amount of Kendall's subordinated notes due 2003. In connection with the refinancing, the Company recorded a charge of $4.3 million ($2.6 million after-tax) representing unamortized debt issuance fees and a call premium, as an extraordinary loss.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED JUNE 30, 1994

  Overview

    Net income before extraordinary item and cumulative effect of accounting changes amounted to $189.2 million, or $2.56 per share for fiscal 1994. This compares to $94.5 million, or $1.30 per share for fiscal 1993. Fiscal 1993 earnings also reflect restructuring and severance charges ("restructuring charges") of $39.3 million ($27.3 million after-tax), a non-recurring inventory charge of $22.5 million before and after-tax, and a special pension charge of $2.0 million ($1.2 million after-tax). Notes 1 and 4 to the Consolidated Financial Statements describe these fiscal 1993 charges. Income before income taxes, extraordinary item and cumulative effect of accounting changes was $328.2 million in fiscal 1994. This compares to $243.1 million in fiscal 1993 (excluding the restructuring, non-recurring inventory and special pension charges) or an increase of 35%. These fiscal 1994 results reflect strong increases in the Disposable and Specialty Products segment as well as increases in each of the Company's other business segments.

  Sales

    Sales increased 4% during fiscal 1994 to $4.08 billion from $3.92 billion in fiscal 1993. Sales of the Fire Protection group were approximately the same from year to year, as increases in the Asia-Pacific and North American contracting businesses were offset by a decrease in the European contracting business. The lower sales in Europe reflect the result of changes in average foreign currency exchange rates on non-U.S. dollar denominated sales in fiscal 1994 as compared to fiscal 1993, which reduced sales in U.S. dollars for the year by approximately $53.1 million. This reduction, due to the strengthening of the U.S. dollar versus European currencies, primarily in the first quarter of fiscal 1994, was partially offset by increased sales in local currencies in the European contracting businesses. Sales of the Flow Control group increased $107.5 million to $914.4 million, or 13%, reflecting increased volume at Allied, Mueller and Grinnell's distribution operations, as well as sales of a U.K. based manufacturer of specialty high performance butterfly valves and ball valves ("Winn-Hindle") acquired by the Company during the fourth quarter of fiscal 1993. Sales of the Electrical and Electronic Components group increased $23.6 million to $436.9 million, or 6%, resulting principally from higher sales of electrical conduit at Allied and higher sales of underwater communications cable systems at Simplex, partially offset by decreased sales at the Company's printed circuit operations. Sales of the Disposable and Specialty Products group increased $26.1 million to $1.2 billion, or 2% due to increased sales at Armin, Kendall and Ludlow, including the disposable medical products businesses acquired by Ludlow during fiscal 1994.

    Sales increased 28% during fiscal 1993 to $3.92 billion from $3.07 billion in fiscal 1992 due principally to Kendall's operations, which are not included in fiscal 1992 results (See Note 1 to the Consolidated Financial Statements). Sales of the Fire Protection group decreased $89.6 million to $1,526.1 million, or 6%, due to decreased sales in the European and Asia-Pacific contracting businesses offset by a slight increase in the North American contracting business. Sales of the Flow Control Products group increased $85.6 million to $806.9 million, or 12%, reflecting increased volume at Allied, Grinnell's distribution operations and Mueller. Sales of the Electrical and Electronic Components group increased $21.0 million to $413.3 million, or 5%, resulting principally from higher sales of underwater communications cable systems at Simplex and higher sales of electrical conduit at Allied. Sales of the Disposable and Specialty Products group increased $835.9 million to $1.17 billion due principally to the inclusion of Kendall's sales in 1993, as well as increased sales at Armin and Ludlow.

  Income Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Changes

    Pre-tax income was $328.2 million in fiscal 1994 and $179.3 million in fiscal 1993. Included in the results for fiscal 1993 are pre-tax charges for restructuring of $39.3 million, a non-recurring inventory charge of $22.5 million and a special pension charge of $2.0 million. Excluding these charges, pre-tax income in fiscal 1994 increased $85.1 million, or 35%. The restructuring charges related to operational and organizational changes in certain of the Company's businesses. See Notes 1 and 4 to the Consolidated Financial Statements and a further description of the restructuring charges by segment below. Management believes that the fiscal 1993 restructuring charges were sufficient to make the required operational and organizational changes and does not anticipate additional restructuring charges. The cash requirements for the remaining restructuring actions are not expected to have a material effect on the Company's fiscal 1995 cash flow as the cash needs are expected to be partially offset by reductions in working capital.

    The following is a comparison, excluding restructuring and non-recurring inventory charges, of each of the Company's operating segments for fiscal 1994 and 1993. Operating profits of the Fire Protection group increased $11.0 million to $70.2 million, or 19%. This was principally due to higher volume and margins in North America. The impact on the consolidated results of operations from changes in average foreign exchange rates for fiscal 1994 as compared to fiscal 1993 was not significant. The operating profits of the Flow Control Products group increased $10.5 million to $74.1 million, or 16%. Improvements in margins at Grinnell's distribution operations and earnings from Winn-Hindle were partially offset by decreased margins at Allied's pipe operations. Operating profits of the Electrical and Electronic Components group increased $3.4 million to $72.5 million, or 5%, due to increased earnings reflecting higher margins at Simplex and to a lesser extent electrical conduit at Allied, slightly offset by a decrease in profits at the Company's printed circuit operations. Operating profits of the Disposable and Specialty Products group increased $42.9 million to $191.7 million, or 29%, reflecting increased earnings principally at Kendall and, to a lesser extent, Armin and Ludlow, including the earnings of the disposable medical products businesses acquired by Kendall and Ludlow during fiscal 1994. Included in Corporate and other amounts for fiscal 1994 is an expense of $4.1 million related to the Company's sale of accounts receivable. See Note 6 to the Consolidated Financial Statements for a further description of this transaction.

    Pre-tax income before extraordinary item and cumulative effect of accounting changes for fiscal 1993 was $179.3 million, a 27% increase from the $141.2 million pre-tax income earned in fiscal 1992 due principally to Kendall's operations, which are not included in fiscal 1992 results (see Note 1 to the Consolidated Financial Statements). Included in the results for fiscal 1993 are pre-tax charges for restructuring of $39.3 million ($27.3 million after tax), a non-recurring inventory charge of $22.5 million, a special pension charge of $2.0 million ($1.2 million after tax) and the current year effect of SFAS 106 and SFAS 109 of $0.8 million ($5.1 million after tax). Included in fiscal 1992 results are pre-tax charges of $25.6 million ($14.9 million after tax) for restructuring charges. The Company's fiscal 1993 and 1992 restructuring charges relate to operational and organizational changes in certain of the Company's businesses. See Notes 1 and 4 to the Consolidated Financial Statements and a further description of the restructuring charges and non-recurring inventory charge by segment below.

    The following is a comparison of each of the Company's operating segments for fiscal 1993 and 1992. Operating profits of the Fire Protection group decreased $42.0 million to $43.2 million, or 49%. This was due principally to lower volume and reduced margins in the European and Australian contracting businesses and to a lesser extent reduced margins in the North American contracting businesses. In addition, fiscal 1993 included pre-tax restructuring charges of $16.0 million related principally to reductions of personnel in the European and Australian contracting businesses. In fiscal 1992, $10.0 million of pre-tax restructuring charges were recorded. The operating profits of the Flow Control Products group increased $6.9 million to $44.6 million, or 18%, resulting principally from significantly increased earnings at Allied as a result of increased margins and to a lesser extent increased earnings on the distribution of flow control products in North America. These increases were partly offset by decreased earnings at Mueller where unit volume was maintained but margins suffered from competitive pricing as a result of low levels of housing starts in the United States. In addition, fiscal 1993 included pre-tax restructuring charges of $19.0 million related to severance and excess facilities costs associated with a major reorganization of the distribution system for Grinnell's North American flow control operations and the provision for an anticipated loss on the sale of a United States pipe manufacturing facility. In fiscal 1992, $13.4 million of pre-tax restructuring charges were recorded. Operating profits of the Electrical and Electronic Components group increased $14.3 million to $68.4 million, or 26%, due primarily to an increase in earnings at Simplex reflecting higher sales of underwater communication cables and to increased margins at the Company's printed circuit facilities somewhat offset by a $0.7 million pre-tax restructuring charge for the shutdown of a printed circuit board facility. Operating income of the Disposable and Specialty Products group increased $82.8 million to $126.3 million principally reflecting the inclusion of Kendall as of the beginning of fiscal 1993, as well as increased volume and margins at Ludlow and Armin. Included in Corporate and other amounts for fiscal 1993 are $5.6 million of pre-tax restructuring charges primarily for personnel reductions and costs for certain pension items. In fiscal 1992, a $2.2 million pre-tax restructuring charge was recorded. The impact on the consolidated results of operations from changes in average foreign exchange rates for fiscal 1993 as compared to fiscal 1992 was not significant.

  Interest Expense

    Interest expense decreased $23.4 million during fiscal 1994 due to lower average interest rates, lower average debt levels and the sale of accounts receivable as described in Note 6 to the Consolidated Financial Statements. Interest expense increased $22.5 million during fiscal 1993 due to higher average debt levels as a result of the inclusion of Kendall's debt as of July 1, 1992, and the related interest expense partially offset by lower average interest rates.

  Extraordinary Item

    During fiscal 1993, Kendall refinanced certain notes and borrowings outstanding under its bank facilities. In connection with the refinancing, the Company recorded a charge of $4.6 million ($2.8 million after-tax) representing unamortized bank fees and original issue discount as an extraordinary loss.

  Cumulative Effect of Accounting Changes

    Effective July 1, 1992, Tyco adopted two new accounting pronouncements related to income taxes (SFAS 109) and post-retirement health benefits (SFAS
106). The cumulative effect of these accounting changes was an after-tax charge of $71.0 million comprised of $16.1 million for SFAS 109 and $54.9 million ($84.5 million pre-tax) for SFAS 106. In addition to the cumulative effect of the accounting changes, SFAS 109 and SFAS 106 resulted in a fiscal year 1993 reduction in income of $5.1 million after-tax, comprised of $7.8 million of nonrecurring tax rate changes in certain foreign jurisdictions and $1.6 million related to additional post-retirement medical costs partially offset by $4.3 million of tax benefits. Kendall adopted SFAS 109 and SFAS 106 effective with the Kendall Restructuring (see Note 1 to the Consolidated Financial Statements), and accordingly there is no cumulative effect reflected in the Consolidated Financial Statements.

  Income Tax Expense

    Income tax expense was $139.0 million in fiscal 1994. Income tax expense before extraordinary item and cumulative effect of accounting changes was $84.8 million in fiscal 1993. The higher income tax expense in fiscal 1994 reflects increased pre-tax income in fiscal 1994 and revisions of certain tax estimates in fiscal 1993 resulting in a $6.7 million reduction in tax expense. An analysis of income taxes and the effective income tax rate is presented in Note 8 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    As presented in the unaudited Consolidated Statement of Cash Flows, net cash provided by operating activities was $128.0 million during the first six months of fiscal 1995. The significant changes in working capital accounts were a decrease of $15.3 million in accounts receivable and contracts in process, an increase of $24.0 million in inventory and a $25.2 million decrease in accounts payable and accrued expenses. Net changes in other working capital accounts were not significant during the period. Working capital requirements for the remainder of fiscal 1995 are not expected to change significantly.

    During the first six months of fiscal 1995, the Company used cash to purchase $64.3 million of property and equipment, acquire a European fire products company, a U.S. flow control company and three U.S. disposable health products companies for an aggregate of $23.6 million, pay dividends of $9.3 million and reduce total debt by $84.5 million. The Company received $34.6 million of cash during the first six months of fiscal 1995 from the exercise of stock options and warrants.

    The level of capital expenditures is expected to increase slightly in fiscal 1995 as compared to fiscal 1994 and the source of funds for such expenditures is expected to be cash from operations. The amount of total dividends paid is expected to increase during the remainder of fiscal 1995 due to issuance of shares of common stock in connection with the Merger with Kendall. The source of funds for such dividends is expected to be cash from operations.

    At December 31, 1994, the Company's total debt was $668.1 million as compared to $751.7 million at June 30, 1994. In November 1994, the Company issued $145 million principal amount of 8.125% notes due 1999. The proceeds were used, in part, to refinance $100 million principal amount of Kendall's subordinated notes due 2003. The balance was used to refinance, in part, $80 million of insurance company notes that were due on January 30, 1995. In October 1994, the Company replaced its credit agreements with a new credit agreement which gives the Company the right to borrow $300 million or a portion thereof until October 1999 (see Note 3 to the unaudited Consolidated Financial Statements). The Company believes that its funding sources are adequate for its anticipated requirements through expected cash flows from operations and established financing arrangements.

    Shareholders' equity was $1,486.8 million or $20.12 per share at December 31, 1994 compared to $1,367.0 million or $19.23 per share at June 30, 1994. The increase is due to fiscal 1995 net income and due to the exercise of stock options and warrants. Total debt as a percent of total capitalization (total debt and shareholders' equity) was 31% at December 31, 1994 and 35% at June 30, 1994. The change is due principally to the decrease in debt and the increase in shareholders' equity discussed above.

BACKLOG

    The backlog of unfilled orders was approximately $1,037.5 million at December 31, 1994 and $763.0 million at June 30, 1994. This increase is principally attributable to a $185 million increase at Simplex, where backlog was increased by an order extension on a multi-year contract for the manufacture of underwater communications cable systems. Backlog also increased in each of the Company's other business segments, most notably in the European and Asia-Pacific regions of the Fire Protection segment.

ACCOUNTING PRONOUNCEMENTS

    In November 1992, the Financial Accounting Standards Board (the "Board") issued Statement of Financial Accounting Standards ("SFAS") No. 112, "Employer's Accounting for Post-Employment Benefits." The Company adopted SFAS 112 in the first quarter of fiscal 1995. The effect of adoption of this standard did not materially affect the Company's financial position or results of operations. In May 1993, the Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan." This new standard must be adopted no later than fiscal 1996. Adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

                              SELLING SHAREHOLDERS

    The Selling Shareholders named in the table below (collectively, the "Selling Shareholders") were former shareholders of Kendall that received shares of Common Stock, or rights to acquire the same, as a result of the Merger. Parties to the Registration Rights Agreement (as defined below), including the Selling Shareholders, have certain rights and obligations pursuant thereto. See "Description of Capital Stock--Registration Rights Agreement."

    The following table sets forth certain information with respect to the Selling Shareholders and their beneficial ownership of Common Stock. Information with respect to positions, offices or other material relationships of the Selling Shareholders with the Company or any predecessor or affiliate thereof, other than as a shareholder thereof, during the past three years is provided below the table in the notes thereto. Unless otherwise indicated, each Selling Shareholder named has sole voting and dispositive power with respect to its shares.

    All information with respect to beneficial ownership has been furnished by the respective Selling Shareholders (except that information pertaining to the Reallocated Shares (as defined below) has been furnished by the reallocation agent referred to below).

                                                                                          SHARES TO BE
                                                  SHARES BENEFICIALLY                     BENEFICIALLY
                                                    OWNED PRIOR TO                         OWNED AFTER
                                                     OFFERINGS(1)        NUMBER OF        OFFERINGS(2)
                                                  -------------------   SHARES BEING   -------------------
                                                   NUMBER     PERCENT     OFFERED       NUMBER     PERCENT
                                                  ---------   -------   ------------   ---------   -------
The Clayton & Dubilier Private Equity Fund IV
Limited Partnership ("C&D Fund IV")(3)..........  4,719,710      6.3%     4,700,519       --         --
  270 Greenwich Avenue
  Greenwich, CT 06830

Clayton & Dubilier Associates III Limited
Partnership(3)(4)...............................     25,648      *           25,648       --         --
  270 Greenwich Avenue
  Greenwich, CT 06830

Joseph Littlejohn & Levy Fund, L.P. ("JLL
Fund")(5).......................................  3,770,494      5.0%     3,222,605       --         --
                                                  ---------   -------   ------------   ---------   -------
  50 Main Street, Suite 1000
  White Plains, NY 10606

TOTAL...........................................  8,515,852     11.3%     7,948,772       --         --

- ------------

* Less than 1%

(1) Pursuant to an Equity Reallocation Agreement dated as of July 7, 1992 among C&D Fund IV, JLL Fund, FIMA Finance Management Inc. ("FIMA"), Mutual Series Fund Inc. ("Mutual Fund"), Leeway and Co., Richard A. Gilleland and his daughter (collectively, the "New Investors"), Kendall and Mellon Bank, N.A., as successor reallocation agent, the New Investors delivered certain shares of Common Stock (the "Reallocated Shares") to the reallocation agent in exchange for certificates evidencing a residual interest in such shares. Pursuant to the Equity Reallocation Agreement, the holders of Kendall's equity securities outstanding immediately prior to July 7, 1992 received, in partial exchange for such old equity securities, rights to purchase (the "Reallocation Rights") the Reallocated Shares. Until such time as the Reallocated Shares are delivered upon exercise of the Reallocation Rights, the New Investors have the right to vote the Reallocated Shares in which they have a residual interest.

    Shares beneficially owned by C&D Fund IV prior to the Offerings consist of 4,654,000 shares of Common Stock owned by C&D Fund IV, 46,519 shares of Common Stock that it has the right to

                                         (Footnotes continued on following page)

- ------------
    acquire upon the exercise of warrants and Reallocation Rights (including 3,698 Reallocated Shares in which it has a residual interest and which it would acquire upon the exercise of its Reallocation Rights) and 19,191 other Reallocated Shares over which it has voting power as of January 25, 1995. Shares beneficially owned by JLL Fund prior to the Offerings include 22,889 Reallocated Shares over which it has voting power as of January 25, 1995 (as to which beneficial ownership has been disclaimed by certain persons (see
    Note 5)), and approximately 525,000 shares that are expected to be distributed to its general partner prior to the completion of the Offerings and which will not be sold in the Offerings.

(2) Assumes exercise of all outstanding Reallocation Rights (as described above).

(3) C&D Fund IV is an investment partnership, the general partner of which is Clayton & Dubilier Associates IV Limited Partnership ("Associates IV"). The general partners of Associates IV are Charles B. Ames, William A. Barbe, Alberto Cribiore, Donald J. Gogel, Leon J. Hendrix, Jr., Hubbard C. Howe, Andrall E. Pearson and Joseph L. Rice, III. Messrs. Cribiore and Rice are also general partners of Clayton & Dubilier Associates III Limited Partnership ("Associates III"). As such, Messrs. Ames, Barbe, Cribiore, Gogel, Hendrix, Howe, Pearson and Rice share investment and voting power with respect to the securities of Tyco that C&D Fund IV owns, and Messrs. Cribiore and Rice share investment and voting power with respect to securities of Tyco that Associates III owns. Messrs. Ames, Barbe, Cribiore, Gogel, Hendrix, Howe, Pearson and Rice have disclaimed beneficial ownership of such securities. Messrs. Cribiore and Pearson were directors of Kendall prior to the Merger and Mr. Cribiore is a director of Tyco.

(4) Associates III has the right to acquire 25,648 shares of Common Stock upon the exercise of warrants and Reallocation Rights.

(5) Peter A. Joseph, Angus C. Littlejohn, Paul S. Levy and Yvonne V. Cliff are the general partner of JLL Associates, L.P., the general partner of JLL Fund, and as such, they share investment and voting power with respect to the shares of Tyco Common Stock that JLL Fund owns. Messrs. Joseph, Littlejohn and Levy and Ms. Cliff have disclaimed beneficial ownership of such shares. Mr. Levy was a director of Kendall prior to the Merger and is a director of Tyco. Mr. Levy is expected to receive approximately 183,000 shares of Tyco Common Stock through the distribution of shares by JLL Fund to its general partner prior to the completion of the Offerings.

BOARD MEMBERSHIP

    Pursuant to the terms of the merger agreement between Tyco and Kendall relating to the Merger, the Board of Directors of Tyco have elected Alberto Cribiore and Paul S. Levy to serve as directors of Tyco.

    Tyco has agreed that for so long as C&D Fund IV continues to hold at least 20% of the shares of Common Stock received by it in the Merger, Tyco will include one person designated in writing by C&D Fund IV and reasonably satisfactory to Tyco in the slate of nominees recommended by the Board of Directors of Tyco to its shareholders for election at each annual meeting of shareholders of Tyco and use its reasonable best efforts to cause such designee to be elected as a director of Tyco. Tyco has also agreed that for so long as the JLL Fund continues to hold at least 20% of the shares of Common Stock received by it in the Merger, Tyco will include one person designated in writing by JLL Fund and reasonably satisfactory to Tyco in the slate of nominees recommended by the Board of Directors of Tyco to its shareholders for election at each annual meeting of shareholders of Tyco and use its reasonable best efforts to cause such designee to be elected as a director of Tyco. At such time as C&D Fund IV or JLL Fund, as the case may be (together with certain other persons), ceases to own at least 20% of the shares of Common Stock received by it in the Merger, upon request of Tyco, C&D Fund IV or JLL Fund, as the case may be, will request, and use all reasonable means at its disposal to cause, its designee to tender such designee's resignation as a director of Tyco. Upon consummation of the Offerings, neither C&D Fund IV nor JLL Fund (together with the aforementioned persons) will own more than 20% of the shares of Common Stock received by it in the Merger.

                          DESCRIPTION OF CAPITAL STOCK

    The following description does not purport to be complete and is qualified in its entirety to the applicable provisions of the Company's Restated Articles of Organization and By-Laws, copies of which are filed as exhibits to the Registration Statement.

    The authorized capital stock of the Company consists of 2,000,000 shares of preferred stock, par value $1 per share (the "Preferred Stock"), of which no shares were outstanding at January 26, 1995, and 180,000,000 shares of Common Stock, of which 75,175,434 shares were issued and outstanding at January 26, 1995. The Preferred Stock is divisible into and issuable in one or more series. Different series may be established, and the variations in the relative rights and preferences as between such series may be fixed, by the Board of Directors of the Company.

    Mellon Bank, N.A. is the registrar and transfer agent of the shares of Common Stock.

    The holders of Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors but only out of funds legally available for the payment thereof, subject to restrictions imposed by certain indebtedness of the Company. No cash payment or distribution may be made to holders of Common Stock until all accrued dividends on all series of Preferred Stock, if any, have been declared and set apart for payment through the last preceding dividend date set for all such securities.

    Holders of Common Stock are entitled to one vote per share at any annual or special meeting of shareholders. Holders of Preferred Stock, if any, are entitled to the voting rights fixed by the Board of Directors of the Company for their respective series. Voting rights are not cumulative, and therefore holders of more than 50% of the voting power of the Company could, if they chose to do so, elect all directors, in which case holders of the remaining voting power would be unable to elect any director.

    Article I, Section 6 of the Company's By-Laws provides that any person (a "Related Person") who together with its Affiliates and Associates (each as defined in the Company's By-Laws) owns 5% or more of the outstanding shares of Voting Stock (defined in the Company's By-Laws to include all outstanding shares of capital stock of the Company entitled to vote in the election of directors upon the occurrence of a specified event or condition) of the Company, and any Affiliate or Associate of such person (other than the Company and its Subsidiaries (as defined in the Company's By-Laws)), must comply with certain minimum price and procedural requirements or, in the alternative, obtain the advance approval of a majority of the Company's Continuing Directors (as defined in the Company's By-Laws) or holders of not less than 80% of the Company's Voting Stock in order to effect a merger or other Business Combination involving the Company. The various transactions in the definition of "Business Combination" include: any merger or consolidation of the Company or a Subsidiary with or into a Related Person; any sale, lease, exchange, transfer, or other disposition, in one transaction or a series of transactions, (i) to a Related Person or an Affiliate or Associate of a Related Person of any Substantial Part (as defined in the Company's By-Laws) of the assets of the Company or a Subsidiary or (ii) from a Related Person or an Affiliate or Associate of a Related Person, in an amount that would constitute a Substantial Part of the assets of the Company; any issuance or sale by the Company or a Subsidiary of any of its securities to a Related Person or an Affiliate or Associate of a Related Person other than pursuant to an employee plan approved by a majority of the Continuing Directors and the shareholders of the Company; any acquisition by the Company or a Subsidiary of any securities of a Related Person or Affiliate or Associate of a Related Person; any adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of a Related Person or any Affiliate or Associate of a Related Person; and any reclassification of securities, recapitalization of the Company or any other transaction that has the effect of increasing the proportion of the outstanding shares of any class of the Company's or any Subsidiary's equity securities owned by a Related Person or any Affiliate or Associate of a Related Person. The By-Laws of the Company confer upon a majority of the Continuing Directors the authority to determine, among other things, whether a person is a Related

Person and whether any proposed Business Combination complies with the minimum price and procedural requirements. This section of the By-Laws cannot be repealed or amended, nor may an inconsistent provision be adopted, without the affirmative vote of a majority of the Continuing Directors or holders of not less than 80% of the outstanding shares of the Voting Stock of the Company.

    Upon the dissolution of the Company or upon any distribution of the Company's assets, holders of Common Stock are entitled to all of the Company's assets available for distribution to shareholders after the holders of all series of Preferred Stock, if any, have received the preference fixed by the Board of Directors for their respective series. Holders of Common Stock do not have any preemptive rights to subscribe for additional issues of capital stock, and they are not liable to further calls or to assessment by the Company.

REGISTRATION RIGHTS AGREEMENT

    Tyco has agreed generally to assume and perform the obligations of Kendall under the Registration Rights Agreement, dated as of July 7, 1992, as amended (the "Registration Rights Agreement"), among Kendall and certain securityholders of Kendall, including C&D Fund IV, JLL Fund, Mutual Series Fund, Inc., FIMA Finance Management, Inc. (each, an "Institutional Investor"), Mr. Gilleland and certain members of his family, C&D Fund III, as a warrant holder, and certain permitted transferees (collectively, the "Holders"). The following description of certain terms of the Registration Rights Agreement does not purport to be complete and is subject in all respect to the detailed provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement, to which reference is hereby made for a complete statement of such provisions. The Registration Statement, of which this Prospectus constitutes a part, is being filed pursuant to the Registration Rights Agreement.

    Demand Registration. The Registration Rights Agreement gives the right to each Institutional Investor to request that Tyco file a registration statement under the Securities Act covering the Registrable Securities (as defined in the Registration Rights Agreement) requested by such Institutional Investor and to use its best efforts to cause such registration statement to become effective.

    Piggyback Registration. The Registration Rights Agreement provides that if Tyco proposes to register any of its equity securities, whether or not for its own account (subject to certain exceptions), Tyco will give notice of such registration to the Holders together with certain information concerning the proposed offering. Upon the written request of any Holder delivered within 15 business days of the notice, Tyco will use its best efforts to effect the registration under the Securities Act of all the Registrable Securities that the Holder requests Tyco to register, provided that Tyco will be permitted not to register or to delay the registration of such Registrable Securities if it determines not to register or to delay the registration of the securities otherwise intended to be registered.

    If the registration involves an underwritten offering and the managing underwriter advises Tyco that, in its opinion, the number of securities proposed to be registered must be limited due to market conditions, Tyco will include in such registration first, the number of securities Tyco proposes to sell, and second, the number of Registrable Securities of the Holders and securities of other persons ("Other Persons") requested to be included in such registration that, in the opinion of such managing underwriter, can be sold, allocated pro rata among all such requesting Holders and Other Persons on the basis of the relative number of securities as to which registration has been requested by each such Holder and Other Person.

    Tyco may not enter into any agreement that will grant any person piggyback rights with respect to any demand registration of the Holders that fails to give effect or diminishes the rights of Holders with respect to piggyback registration as provided in the Registration Rights Agreement or that grants registration rights to any person and does not require such person expressly to recognize the rights of the Holders under the holdback provisions referred to below.

    Holdback Agreements. The Registration Rights Agreement provides that if any registration of Common Stock constituting Registrable Securities is made in connection with an underwritten offering, the Holders will not effect any sale or distribution, including in a private placement or pursuant to Rule 144 under the Securities Act, of any Common Stock during the seven days prior to and during the 180-day period following the effective date of such registration statement.

    If any registration of Registrable Securities is made in connection with an underwritten offering, Tyco will, and will use reasonable efforts to cause other persons holding 5% or more of the Common Stock (other than institutional investment managers) to agree, not to effect any sale or distribution of any of Tyco's equity securities or of any security convertible into or exchangeable or exercisable for any equity security of Tyco during the period beginning seven days prior to the effective date of such registration statement and ending on the earlier of (1) 180 days after such effective date, and (2) 90 days after such effective date, if the managing underwriter in such underwritten offering permits such sale or distribution as not materially adversely affecting the offering. The Registration Rights Agreement provides that the Holders participating in any such offering will use their reasonable efforts to obtain such permission from the managing underwriter.

    Certain Other Provisions. All expenses incident to Tyco's performance of its registration obligations under the Registration Rights Agreement, including the reasonable fees and expenses of one counsel retained by the Holders of a majority of the Registrable Securities being registered, will be paid by Tyco. The foregoing does not include underwriting commissions or discounts or transfer taxes, if any, attributable to the sale of Registrable Securities by the Holders.

    The Registration Rights Agreement contains customary indemnification provisions whereby Tyco is obligated to indemnify and hold harmless the Holders and certain related parties, and the Holders are obligated under certain circumstances to indemnify and hold harmless Tyco and certain related parties, in each case in connection with liabilities relating to the registration of the Registrable Securities. The Registration Rights Agreement also provides for certain rights of contribution in the event that such indemnity is unavailable.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the United States purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Shareholders and each of the Underwriters named below (the "U.S. Underwriters"),
and concurrently with the sale of       shares of Common Stock to the
International Managers (as defined below), the Selling Shareholders have agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Selling Shareholders, the number of shares of Common Stock set forth opposite its name below:

                                                                  NUMBER OF
                                                                  SHARES OF
            U.S. UNDERWRITERS                                   COMMON STOCK
- -------------------------------------------------------------   -------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated......................................
Goldman, Sachs & Co..........................................
Donaldson, Lufkin & Jenrette Securities Corporation..........
Lehman Brothers Inc..........................................

           Total.............................................
                                                                -------------
                                                                -------------

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as representatives (the "U.S. Representatives") of the U.S. Underwriters.

    The Company and the Selling Shareholders have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International Limited, Goldman Sachs International, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers International (Europe) acting as Lead Managers and certain other underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the
International Purchase Agreement and concurrently with the sale of       shares
of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Shareholders have agreed to sell to the International Managers, and the International Managers have severally agreed to purchase, an
aggregate of       shares of Common Stock. The initial public offering price per share and total underwriting discounts per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

    In each Purchase Agreement, the several U.S. Underwriters and the several International Managers have agreed, respectively, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of such shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased. The sale of Common Stock to the U.S. Underwriters is conditioned upon the sale of shares of Common Stock to the International Managers.

    The U.S. Representatives have advised the Selling Shareholders that the U.S. Underwriters propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $         per share of Common Stock. The U.S. Underwriters may allow,
and such dealers may reallow, a discount not in excess of $         per share of
Common Stock on sales to
certain other dealers. After the Offerings, the initial public offering price, concession and discount may be changed.

    The Selling Shareholders have been informed that the U.S. Underwriters and the International Managers have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or Canadian persons or to persons they believe intend to resell to persons who are United States persons or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to non-United States and non-Canadian persons, except in each case for transactions pursuant to such agreement.

    The Company and the Selling Shareholders have agreed, subject to certain exceptions relating to employee benefit arrangements, that they will not, directly or indirectly, for a period of 90 days following the date of this Prospectus, except with the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible into or exercisable for Common Stock.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                               VALIDITY OF SHARES

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by M. Brian Moroze, Esq., General Counsel of the Company, Exeter, New Hampshire. Certain other legal matters will be passed upon for the Company by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Fried, Frank, Harris, Shriver & Jacobson will rely on the opinion of Mr. Moroze as to all matters of Massachusetts law. As of the date of this Prospectus, Mr. Moroze holds 8,322 shares of the Company's Common Stock.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where the Common Stock is listed.

    This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered in the Offerings. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy of the applicable document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

        (a) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994;

        (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1994, and December 31, 1994; The Company's Quarterly Report on Form 10-Q/A for the quarter ended December 31, 1994;

        (c) The Company's Current Report on Form 8-K, dated July 26, 1994;

        (d) The Company's Current Report on Form 8-K, dated August 17, 1994, and the Company's Current Report on Form 8-K/A, dated September 19, 1994;

        (e) The Company's Current Report on Form 8-K, dated October 28, 1994, and the Company's Current Reports on Form 8-K/A, dated November 1, 1994, November 2, 1994 and November 3, 1994; and

        (f) The Company's Current Report on Form 8-K, dated January 10, 1995.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner of Common Stock, upon the written or oral request of any such person, a copy of any and all of the documents that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Irving Gutin, Senior Vice President, Tyco International Ltd., One Tyco Park, Exeter, New Hampshire 03833 (telephone: (603) 778-9700).

                                    EXPERTS

    The Consolidated Financial Statements of the Company giving retroactive effect to the Merger of the Company and Kendall for the year ended June 30, 1994 and the combination of the financial statements of the Company and Kendall for the year ended June 30, 1993 included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The Consolidated Financial Statements of the Company as of June 30, 1993 and for the years ended June 30, 1993 and 1992 (prior to retroactive restatement to account for the pooling of interests with Kendall International, Inc. on October 19, 1994) included in this Prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to the fact that the Company changed its method of accounting for income taxes and for post-retirement benefits other than pensions in fiscal 1993) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
                         AUDITED CONSOLIDATED FINANCIAL STATEMENTS

TYCO INTERNATIONAL LTD.

  Report of Independent Accountants, Coopers & Lybrand L.L.P.........................    F-2

  Report of Independent Accountants, Price Waterhouse LLP............................    F-3

  Consolidated Balance Sheet at June 30, 1994 and 1993...............................    F-4

  Consolidated Statement of Income for each of the three years in the
    period ended June 30, 1994.......................................................    F-5

  Consolidated Statement of Shareholders' Equity for each of the three years
    in the period ended June 30, 1994................................................    F-6

  Consolidated Statement of Cash Flows for each of the three years in the
    period ended June 30, 1994.......................................................    F-7

  Notes to Consolidated Financial Statements.........................................    F-8


                        UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

TYCO INTERNATIONAL LTD.

  Consolidated Balance Sheet at December 31, 1994....................................   F-25

  Consolidated Statement of Income for the Six Months Ended December 31,
    1994 and 1993....................................................................   F-26

  Consolidated Statement of Shareholders' Equity for the Six Months Ended
    December 31, 1994 and 1993.......................................................   F-27

  Consolidated Statement of Cash Flows for the Six Months Ended December 31,
    1994 and 1993....................................................................   F-28

  Notes to Interim Financial Statements..............................................   F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
TYCO INTERNATIONAL LTD.

    We have audited the consolidated balance sheet of Tyco International Ltd. as of June 30, 1994 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tyco International Ltd. at June 30, 1994, and the consolidated results of operations and cash flows for the year ended June 30, 1994, in conformity with generally accepted accounting principles.

    We have audited the consolidated balance sheet of Kendall International, Inc. and subsidiaries as of June 30, 1993 and the related consolidated statements of income and cash flows for the year ended June 30, 1993, prior to their restatement for the 1994 pooling of interests. The contribution of Kendall International, Inc. and subsidiaries to total assets, revenues and net income before cumulative effect of accounting changes represented 22 percent, 21 percent and 21 percent of the respective restated totals. Separate financial statements of Tyco International Ltd. included in the 1993 restated consolidated balance sheet and statements of income and cash flows were audited and reported on separately by other auditors. In addition, the financial statements of Tyco International Ltd. for the year ended June 30, 1992, which represents 100% of the combined restated financial statements for that period, were audited and reported on by other auditors. We also audited the combination of the accompanying consolidated balance sheet as of June 30, 1993 and the consolidated statements of income and cash flows for the year ended June 30, 1993, after restatement for the 1994 pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in Note 1 of Notes to Consolidated Financial Statements.

                                          COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
December 22, 1994

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
TYCO INTERNATIONAL LTD.
(formerly Tyco Laboratories, Inc.)

    In our opinion, the consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockholders' equity (not presented separately herein) present fairly, in all material respects, the financial position of Tyco International Ltd., formerly Tyco Laboratories, Inc., and its subsidiaries at June 30, 1993 and the results of their operations and their cash flows for each of the two years in the period ended June 30, 1993 (prior to the retroactive restatement to account for the pooling of interests), in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Tyco International Ltd. for any period subsequent to June 30, 1993.

    As discussed in Notes 1, 8 and 12, the Company changed its method of accounting for income taxes and for post-retirement benefits other than pensions in fiscal 1993.

PRICE WATERHOUSE LLP

Boston, Massachusetts
August 3, 1993

                           CONSOLIDATED BALANCE SHEET

                                                                             AT JUNE 30
                                                                      ------------------------
                                                                         1994          1993
                                                                      ----------    ----------
                                                                        (IN THOUSANDS EXCEPT
                                                                            SHARE DATA)
CURRENT ASSETS:
Cash and cash equivalents..........................................   $   75,843    $   50,041
Receivables, less allowance for doubtful accounts of $29,311 in
  1994 and $28,981 in 1993.........................................      515,160       622,178
Contracts in process...............................................       79,475        77,925
Inventories........................................................      517,068       502,338
Deferred income taxes..............................................      101,837        82,663
Prepaid expenses...................................................       54,904        54,763
                                                                      ----------    ----------
                                                                       1,344,287     1,389,908
                                                                      ----------    ----------
PROPERTY AND EQUIPMENT:
Land...............................................................       33,235        34,718
Buildings..........................................................      257,485       253,645
Machinery and equipment............................................      647,058       630,479
Leasehold improvements.............................................       15,166        13,037
Construction in progress...........................................       42,648        47,656
Accumulated depreciation...........................................     (385,719)     (362,537)
                                                                      ----------    ----------
                                                                         609,873       616,998
                                                                      ----------    ----------
GOODWILL AND OTHER INTANGIBLE ASSETS...............................      918,791       868,151
REORGANIZATION VALUE IN EXCESS OF IDENTIFIABLE ASSETS..............      115,201       185,892
DEFERRED INCOME TAXES..............................................      112,691        80,493
OTHER ASSETS.......................................................       39,978        23,524
                                                                      ----------    ----------
TOTAL ASSETS.......................................................   $3,140,821    $3,164,966
                                                                      ----------    ----------
                                                                      ----------    ----------
CURRENT LIABILITIES:
Loans payable and current maturities of long-term debt.............   $  163,164    $  239,601
Accounts payable...................................................      332,004       290,256
Accrued expenses...................................................      382,576       411,877
Contracts in process--billings in excess of costs..................       63,324        49,676
Income taxes.......................................................       73,301        57,344
                                                                      ----------    ----------
                                                                       1,014,369     1,048,754
DEFERRED INCOME TAXES..............................................       13,698         8,032
LONG-TERM DEBT.....................................................      588,491       812,585
OTHER LIABILITIES..................................................      157,237       156,809
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred stock, $1 par value, authorized 2,000,000 shares; none
outstanding........................................................       --            --
Common stock, $.50 par value, authorized 180,000,000 shares;
  outstanding 71,084,293 shares in 1994 and 70,924,026 shares in 1993, net of reacquired shares of 7,600,747 in 1994 and
  7,614,092 in 1993................................................       35,542        35,462
Capital in excess of par value, net of deferred compensation of
  $9,318 in 1994 and $12,314 in 1993...............................      567,476       558,481
Currency translation adjustment....................................      (40,874)      (89,386)
Retained earnings..................................................      804,882       634,229
                                                                      ----------    ----------
                                                                       1,367,026     1,138,786
                                                                      ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........................   $3,140,821    $3,164,966
                                                                      ----------    ----------
                                                                      ----------    ----------

                See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENT OF INCOME

                                                                  YEAR ENDED JUNE 30(1)
                                                          --------------------------------------
                                                             1994          1993          1992
                                                          ----------    ----------    ----------
                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
SALES..................................................   $4,076,383    $3,919,357    $3,066,485
                                                          ----------    ----------    ----------
COSTS AND EXPENSES:
Cost of sales..........................................    3,003,194     2,909,947     2,390,218
Nonrecurring inventory charge..........................       --            22,485        --
Selling, general and administrative....................      682,568       682,520       446,244
Restructuring and severance charges....................       --            39,325        25,612
Interest...............................................       62,431        85,785        63,261
                                                          ----------    ----------    ----------
                                                           3,748,193     3,740,062     2,925,335
                                                          ----------    ----------    ----------
Income before income taxes, extraordinary item and
cumulative effect of accounting changes................      328,190       179,295       141,150
Income taxes...........................................      138,999        84,837        45,884
                                                          ----------    ----------    ----------
Net income before extraordinary item and cumulative
effect of accounting changes...........................      189,191        94,458        95,266
Extraordinary item.....................................       --             2,816        --
                                                          ----------    ----------    ----------
Net income before cumulative effect of accounting
changes................................................      189,191        91,642        95,266
Cumulative effect of accounting changes................       --            71,040        --
                                                          ----------    ----------    ----------
NET INCOME.............................................   $  189,191    $   20,602    $   95,266
                                                          ----------    ----------    ----------
                                                          ----------    ----------    ----------
NET INCOME PER SHARE:
Before extraordinary item and cumulative effect of
accounting changes.....................................   $     2.56    $     1.30    $     2.06
Extraordinary item.....................................       --              (.04)       --
Cumulative effect of accounting changes................       --              (.98)       --
                                                          ----------    ----------    ----------
NET INCOME.............................................   $     2.56    $      .28    $     2.06
                                                          ----------    ----------    ----------
                                                          ----------    ----------    ----------
COMMON EQUIVALENT SHARES...............................       73,770        72,316        46,290
                                                          ----------    ----------    ----------
                                                          ----------    ----------    ----------

- ------------

(1) The consolidated financial statements reflect the combined results of operations of Tyco and Kendall for the years ended June 30, 1994 and 1993. Results for the year ended June 30, 1992 reflect only the results of Tyco. See Note 1 to these financial statements.

                See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                               FOR THE THREE YEARS ENDED
                                                                   JUNE 30, 1994(1)
                                                 -----------------------------------------------------
                                                    COMMON       CAPITAL IN     CURRENCY
                                                 STOCK, $.50     EXCESS OF     TRANSLATION    RETAINED
                                                  PAR VALUE      PAR VALUE     ADJUSTMENT     EARNINGS
                                                 ------------    ----------    -----------    --------
                                                                    (IN THOUSANDS)
BALANCE AT JUNE 30, 1991......................     $ 23,527       $ 370,628     $ (42,351)    $553,347
  Net income..................................                                                  95,266
  Dividends...................................                                                 (16,934)
  Restricted stock grants, cancellations,
    tax benefits and other....................          (24)          2,974
  Currency translation adjustment.............                                     50,086
  Amortization of deferred compensation.......                        4,032
                                                 ------------    ----------    -----------    --------
BALANCE AT JUNE 30, 1992......................       23,503         377,634         7,735      631,679
  Effect of Kendall Merger....................       12,301         190,077
  Net income..................................                                                  20,602
  Dividends...................................                                                 (18,052)
  Management equity compensation..............                        2,126
  Restricted stock grants, cancellations,
    tax benefits and other....................          (82)          3,015
  Purchase of treasury stock..................         (260)        (16,705)
  Currency translation adjustment.............                                    (97,121)
  Amortization of deferred compensation.......                        2,334
                                                 ------------    ----------    -----------    --------
BALANCE AT JUNE 30, 1993......................       35,462         558,481       (89,386)     634,229
  Net income..................................                                                 189,191
  Dividends...................................                                                 (18,538)
  Management equity compensation..............                        1,273
  Restricted stock grants, cancellations,
    tax benefits and other....................           15           2,409
  Warrants, options exercised.................           65           2,215
  Purchase of warrant.........................                         (600)
  Currency translation adjustment.............                                     48,512
  Amortization of deferred compensation.......                        3,698
                                                 ------------    ----------    -----------    --------
BALANCE AT JUNE 30, 1994......................     $ 35,542       $ 567,476     $ (40,874)    $804,882
                                                 ------------    ----------    -----------    --------
                                                 ------------    ----------    -----------    --------

- ------------

(1) The consolidated financial statements reflect the combined equity of Tyco and Kendall for the years ended June 30, 1994 and 1993. Results for the year ended June 30, 1992 reflect only the equity of Tyco. See Note 1 to these financial statements.

                See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   YEAR ENDED JUNE 30(1)
                                                            -----------------------------------
                                                              1994         1993         1992
                                                            ---------    ---------    ---------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...............................................   $ 189,191    $  20,602    $  95,266
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Extraordinary item.....................................      --            2,816       --
  Cumulative effect of accounting changes................      --           71,040       --
  Depreciation...........................................      83,027       79,076       66,501
  Amortization of intangibles............................      40,621       42,505       28,107
  Amortization of debt discount and issue costs..........       1,232        6,768       --
  Provision for management equity plans..................       6,325        7,256       --
  Non-recurring inventory charge.........................      --           22,485       --
  Deferred income taxes..................................      31,459       (2,547)     (13,832)
  Provision for losses on accounts receivable and
    inventory
    writedowns...........................................      14,823       12,663       11,809
  Changes in assets and liabilities net of effects from
    acquisitions:
    Decrease (increase) in accounts receivable...........     108,847      (28,040)      27,573
    Decrease (increase) in contracts in process..........      12,471       (8,016)         681
    (Increase) decrease in inventory.....................     (11,766)       1,204       10,461
    (Decrease) increase in accounts payable and accrued
expenses.................................................     (26,189)      47,277      (48,127)
    Increase (decrease) in income taxes payable..........      15,389       (3,588)      (5,527)
    Other, net...........................................      26,998        8,543        2,067
                                                            ---------    ---------    ---------
  Net cash provided by operating activities..............     492,428      280,044      174,979
                                                            ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of acquired assets...................      18,054       --           14,289
Capital expenditures.....................................     (89,802)     (94,399)     (67,650)
Purchases of businesses, net of cash acquired............     (72,640)     (72,008)     (18,835)
                                                            ---------    ---------    ---------
  Net cash used in investing activities..................    (144,388)    (166,407)     (72,196)
                                                            ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt.............................     104,628       49,955      199,528
Payments on long-term debt and lines of credit...........    (409,692)    (126,960)    (275,951)
Purchase of warrant and treasury stock...................        (600)     (16,965)      --
Dividends paid...........................................     (18,510)     (17,640)     (16,934)
Financial restructuring and financing fees paid..........        (344)      (5,631)      --
Issuance of stock and warrants...........................       2,280       --           --
                                                            ---------    ---------    ---------
  Net cash used in financing activities..................    (322,238)    (117,241)     (93,357)
                                                            ---------    ---------    ---------
Net change in cash and cash equivalents..................      25,802       (3,604)       9,426
Cash and cash equivalents at beginning of year...........      50,041       32,135       22,709
Kendall cash and cash equivalents at beginning of year...      --           21,510       --
                                                            ---------    ---------    ---------
Cash and cash equivalents at end of year.................   $  75,843    $  50,041    $  32,135
                                                            ---------    ---------    ---------
                                                            ---------    ---------    ---------
SUPPLEMENTARY CASH FLOW DISCLOSURE:
Interest paid............................................   $  72,640    $  82,952    $  77,823
                                                            ---------    ---------    ---------
                                                            ---------    ---------    ---------
Income taxes paid (net of refunds).......................   $  73,751    $  55,112    $  34,980
                                                            ---------    ---------    ---------
                                                            ---------    ---------    ---------

- ------------
(1) The consolidated financial statements reflect the combined cash flows of Tyco and Kendall for the years ended June 30, 1994 and 1993. Results for the year ended June 30, 1992 reflect only the cash flows of Tyco. See Note 1 to these financial statements.

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation--The consolidated financial statements include the accounts of Tyco International Ltd. ("Tyco" or the "Company") and its subsidiaries. As described more fully in Note 2, on October 19, 1994 a wholly owned subsidiary of Tyco merged with Kendall International, Inc. ("Kendall"). These consolidated financial statements have been prepared following the pooling of interests method of accounting and reflect the combined financial position, operating results and cash flows of Tyco and Kendall as if they had been combined for all periods presented subsequent to June 30, 1992, the date on which Kendall undertook a financial restructuring.

    During the first half of calendar 1992, Kendall undertook a financial restructuring (the "Restructuring") which reduced its debt and associated interest expense to a level supportable by its operations. The Restructuring was consummated through a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. For accounting purposes, the Restructuring was effective as of June 30, 1992, the date Kendall adopted "fresh-start" accounting pursuant to the American Institute of Certified Public Accountants Statement of Position No. 90-7 ("SOP 90-7"). At that date, Kendall's assets and liabilities were adjusted to their reorganization or fair market values, and a new reporting entity was created with no retained earnings or accumulated deficit. Accordingly, Kendall's results prior to June 30, 1992 have not been combined with those of Tyco in these financial statements.

    Investments--All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

    Inventories and Contracts--Inventories are recorded at the lower of cost (first-in, first-out) or market. The non-recurring inventory charge reflected in the accompanying consolidated statement of income for the year ended June 30, 1993 represents the cost of sales impact of the inventory write-up required by the asset valuation requirements of fresh-start reporting.

    Contract sales for installation of fire protection systems are recorded on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost at completion. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Sales of underwater cable systems are also recorded on the percentage-of-completion method. Selling, general and administrative expenditures are expensed as incurred. Accounts receivable include amounts not yet billed because of retainage provisions for fire protection contracts. Retention balances of $24.8 million at June 30, 1994 which become due upon contract completion and acceptance are expected to be substantially collected during fiscal 1995.

    Property and Equipment--Property and equipment are principally recorded at cost, except that in accordance with fresh-start reporting, all property, plant and equipment of Kendall was restated to reflect reorganization value on June 30, 1992, which approximated fair value on a continued use basis. Maintenance and repair expenditures are charged to expense when incurred. The straight-line method of depreciation is used over the estimated useful lives of the related assets, which range from 3 to 45 years.

    Goodwill and Other Intangible Assets--Goodwill is being amortized on a straight-line basis over 40 years. Accumulated amortization amounted to $112.5 million at June 30, 1994 and $88.9 million at June 30, 1993. Impairment of goodwill, if any, is measured on the basis of whether anticipated undiscounted operating cash flows generated by the acquired businesses will recover the recorded goodwill balances over the remaining amortization period. At June 30, 1994 and 1993, no impairment of such assets was indicated.

    Other intangible assets include patents, trademarks and other intangibles, which are being amortized on a straight line basis over lives ranging from 2 to 30 years. At June 30, 1994 and 1993, accumulated amortization amounted to $12.7 million and $6.9 million respectively.

    Reorganization Value in Excess of Identifiable Assets--The reorganization value of Kendall was determined based on the purchase price paid for new Kendall common stock issued as part of Kendall's Restructuring (See Note 1). Based on the allocation of reorganization value in conformity with procedures specified by SOP 90-7, the portion of reorganization value which could not be attributed to specific tangible or identifiable intangible assets has been reported as reorganization value in excess of identifiable assets. See Note 8.

    Reorganization value is being amortized using the straight line method over 20 years. Accumulated amortization amounted to $17.0 million and $9.7 million at June 30, 1994 and 1993, respectively.

    Research and Development--Company funded research and development expenditures are expensed when incurred.

    Translation of Foreign Currency--Assets and liabilities of the Company's foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses of foreign subsidiaries are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included as a separate component of shareholders' equity. For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are translated at the rate of exchange in effect on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in net income.

    Gains and losses resulting from foreign currency transactions, the amounts of which are not significant, are included in net income.

    Interest Rate Swaps, Currency Options and Other Contracts--The Company enters into a variety of interest rate swaps, currency options, and other contracts in its management of interest costs and foreign currency exposures. The interest rate swaps, which hedge interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payment obligations over the life of the related agreement without the exchange of the notional payment obligation. The differential to be paid or received is accrued as interest rates change and recognized over the life of the agreement as an adjustment to interest expense.

    Foreign currency options, acquired for the purpose of hedging foreign operating income generally for periods not exceeding twelve months, are marked to market with any realized and unrealized gains or losses reflected in selling, general and administrative expense. The Company also enters into forward exchange contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. The forward exchange contracts generally have maturities that do not exceed one year. Gains and losses on contracts qualifying as hedges are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if it is estimated that deferral would lead to recognizing losses in a later period. At June 30, 1994, the total amount of foreign currency transactions covered by hedging contracts was $26.4 million. Such hedging contracts approximate fair value.

    Income Per Share--Net income per share is calculated on the basis of the weighted average number of shares outstanding plus common equivalent shares arising from the effect of stock options and warrants using the treasury stock method.

    Accounting Changes--Effective July 1, 1992 Tyco adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 109 "Accounting for Income Taxes" and SFAS 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" (see Notes 8 and 12, respectively, to the consolidated financial statements.) At July 1, 1992 the cumulative effect of the accounting changes was to reduce net income by $71.0 million ($.98 per share). Kendall adopted SFAS 109 and SFAS 106 effective with its Restructuring (See Basis of Presentation, above), and accordingly there is no cumulative effect reflected in the financial statements.

    Reclassifications--Certain prior year amounts have been reclassified to conform with current year presentation.

2. THE MERGER

    On October 19, 1994, a wholly-owned subsidiary of Tyco merged with Kendall. Shareholders of Kendall received 1.29485 shares of Tyco common stock for each share of Kendall common stock. The transaction qualifies for pooling of interests accounting treatment, which is intended to present as a single interest, common shareholder interests which were previously independent. Accordingly, the historical financial statements for periods prior to the consummation of the combination are restated as though the companies had been combined during such periods. Financial statements for all periods prior to Kendall's Restructuring (see Note 1) include only Tyco's results of operations and cash flows.

    All fees and expenses related to the merger and to the integration of the combined companies will be expensed as required under the pooling of interests accounting method. These expenses have not been reflected in the consolidated statement of income, but will be reflected in the consolidated statement of income of the Company for the quarter ended December 31, 1994. Such fees and expenses are presently estimated to be $37.2 million ($31.2 million after-tax). The charge includes $18.6 million for financial advisory, legal, accounting and other direct transaction fees, $14.9 million for payments under severance and employment agreements and other costs associated with certain compensation plans, and $3.7 million for other acquisition related and integration costs.

3. ACQUISITIONS

    During fiscal 1994, the Company acquired a manufacturer of disposable medical supplies, three manufacturers and distributors of medical electrodes and related products, the assets of a flexible packaging business, the assets of a manufacturer of malleable and cast iron fittings, a manufacturer of pipe fittings products and a distributor and servicer of fire extinguishers and related products for an aggregate of $72.6 million in cash and a note payable of $3.6 million. Also during fiscal 1994, the Company sold certain of its European fire products manufacturing and distribution businesses for cash proceeds of $18.1 million and notes receivable of $14.8 million. The effect of these transactions on the Company's financial position and earnings was not significant.

    During fiscal 1993, the Company acquired three flow control companies for an aggregate of $67.1 million, and five fire protection companies for an aggregate of $4.9 million. The effect of these acquisitions on the Company's financial position and earnings was not significant.

    The acquisitions were accounted for by the purchase method, and the results of operations have been consolidated with the Company's results from their respective acquisition dates.

4. RESTRUCTURING AND SEVERANCE CHARGES

    During fiscal 1993 and fiscal 1992, the Company recorded restructuring and severance charges of $39.3 million ($27.3 million after-tax) and $25.6 million ($14.9 million after-tax), respectively. These charges include severance costs, facilities consolidation costs, writedown of assets to net realizable value, and professional fees and other costs associated with the restructurings. The fiscal 1993 charges were principally for personnel reductions in the European and Australian fire protection contracting businesses, as well as severance and excess facilities costs associated with the reorganization of Grinnell flow control distribution operations into regional distribution centers in the United States to reduce inventory levels, lower operating costs and improve customer service. Fiscal 1993 charges also included a loss provision associated with the Company's determination to dispose of a U.S. flow control pipe manufacturing facility and severance and other costs associated with the shutdown of a printed circuit board facility. The fiscal 1992 charges were principally for costs associated with the temporary shutdown of a U.S. flow control pipe manufacturing facility and personnel reductions at a European fire products manufacturing facility. Fiscal 1992 charges also included personnel reductions in North American fire protection operations and corporate headquarters and the reorganization of certain North American Grinnell flow control distribution operations. At June 30, 1994, $10.3 million of the fiscal 1993 restructuring charge is accrued. This relates primarily to the reorganization of Grinnell flow control distribution operations, European facilities rationalization and remaining severance payments. The Company will complete the reorganization process in fiscal 1995.

5. INDEBTEDNESS

    Long-term debt is as follows:
                                                             AT JUNE 30
                                                       ----------------------
                                                         1994         1993
                                                       --------    ----------
                                                           (IN THOUSANDS)
Credit agreements...................................   $ 94,447    $  181,395
Uncommitted lines of credit.........................     22,000       164,000
Accounts receivable facility........................      --           83,000
Insurance company notes.............................    135,000       240,000
8.25% subordinated debt due 2003....................    100,000       100,000
6.375% public debentures due 2004...................    104,644        --
9.5% public debentures due 2022.....................    199,559       199,543
8% public debentures due 2023.......................     49,957        49,955
Other...............................................     46,048        34,293
                                                       --------    ----------
Total debt..........................................    751,655     1,052,186
Less current portion................................    163,164       239,601
                                                       --------    ----------
Long-term debt......................................   $588,491    $  812,585
                                                       --------    ----------
                                                       --------    ----------

    Under Tyco's credit agreement with a group of commercial banks, Tyco had the right until July 1997 to borrow $200 million or a portion thereof for its general corporate purposes. Interest payable on borrowings was variable based upon Tyco's option of selecting a certificate of deposit rate plus 0.5%, a Eurodollar rate plus 0.375% or a base rate, as defined. Kendall had a $100 million revolving credit facility which was available through December 1998. Interest was variable based upon the option of selecting LIBOR plus 1.75% or a bank rate, as defined, plus 0.5%. Kendall's borrowings under the facility were collateralized by substantially all of its assets. In October 1994, the Company replaced those agreements with a new credit agreement which gives the Company the right to borrow $300 million or a portion thereof until October 1999. The principal amount then outstanding will be due and payable at that time. Interest payable on borrowings is variable based upon the Company's option of selecting a Eurodollar rate plus 0.325%, a certificate of deposit rate plus 0.45% or a base rate, as defined.

    The Company's uncommitted lines of credit are borrowings from commercial banks on an "as offered" basis. The borrowings and repayments occur daily and contain no specific terms other than due dates and interest rates. The due dates generally range from overnight to 90 days and interest rates approximate those available under the Company's credit agreement.

    The Company had an accounts receivable facility which expired in August 1993. Interest was variable based upon a defined commercial paper market rate plus a facility fee of 0.5%. The facility was repaid with borrowings from uncommitted lines of credit.

    The insurance company notes consist of $80 million due in January 1995 and $55 million due in June 1996, and bear interest at rates of 8.98% and 8.90%, respectively.

    In November 1994, the Company issued $145 million principal amount of 8.125% debentures due 1999. The net proceeds from the sale of the notes were used, in part, to refinance $100 million principal amount of Kendall's subordinated notes due 2003. The balance will be used to refinance, in part, the $80 million insurance company note due January 1995. Pending repayment of these notes, the proceeds will be used to repay outstanding borrowings under various uncommitted lines of credit.

    In connection with the refinancing of Kendall's notes, unamortized bank fees and a call premium related to the refinanced debt of approximately $4.3 million will be reported, net of a $1.7 million tax benefit, as an extraordinary loss for the Company's quarter ended December 31, 1994.

    In January 1994, the Company issued $105 million principal amount of 6.375% debentures due 2004. The net proceeds of the issuance were used to repay insurance company notes of $105 million due in January 1994.

    In April 1992, the Company issued $200 million principal amount of 9.5% debentures due 2022. In March 1993, the Company issued $50 million principal amount of 8% debentures due 2023. The net proceeds of the issuances were used to refinance existing debt.

    At June 30, 1994, the Company had interest rate swap agreements with a number of financial institutions, having a total notional amount of $355 million, which effectively convert fixed rate debt to variable rate debt. Under these agreements, the Company will receive payments at an average fixed rate of 6.09% and will make payments based on six month LIBOR which, at June 30, 1994, was 5.25%. These agreements expire in the amounts of $100 million in each of April 1995 and April 1997, $55 million in February 1996, $50 million in April 1996 and $50 million in March 1998. The impact of the Company's hedging activities on its weighted average borrowing rate was a decrease of 1.1%, 0.8% and an increase of 0.2% for fiscal 1994, 1993 and 1992, respectively. The impact on reported interest was income of $7.0 million, $6.1 million and expense of $1.7 million for fiscal 1994, 1993 and 1992, respectively.

    During fiscal 1993, Kendall refinanced certain notes and borrowings outstanding under its bank facilities. In connection with the refinancing, the Company recorded a charge of approximately $4.6 million ($2.8 million after tax) representing unamortized bank fees and original issue discount as an extraordinary loss.

    Under its various loan and credit agreements the Company is required to meet certain covenants, none of which is considered restrictive to the operations of the Company.

    The aggregate amounts of total debt maturing during the next five fiscal years are as follows (in thousands):

1995............................................................   $163,164
1996............................................................     87,271
1997............................................................     27,352
1998............................................................     16,473
1999............................................................        636

6. SALE OF ACCOUNTS RECEIVABLE

    On November 1, 1993, the Company entered into an agreement pursuant to which it sold a percentage ownership interest in a defined pool of the Company's trade receivables. As collections reduce accounts receivable included in the pool, the Company sells participating interests in new receivables to bring the amount sold up to the $150 million maximum permitted by the related agreement. Under terms of the agreement the Company has retained substantially the same risk of credit loss as if the receivables had not been sold and, accordingly, the full amount of the allowance for doubtful accounts has been retained. Proceeds of $150 million from the sale were used to reduce borrowings under uncommitted lines of credit and are reported as operating cash flows in the Company's consolidated statement of cash flows and a reduction of receivables in the Company's consolidated balance sheet. The proceeds of sale are less than the face amount of accounts receivable sold by an amount which approximates the purchaser's financing cost of issuing its own commercial paper backed by these accounts receivable. The discount from the face amount was $4.1 million during the year ended June 30, 1994, and has been included in selling, general and administrative expense in the Company's consolidated statement of income. The Company, as agent for the purchaser, retains collection and administrative responsibilities for the participating interests of the defined pool.

7. FINANCIAL INSTRUMENTS

    The Company's financial instruments consist primarily of cash in banks, temporary investments, accounts receivable and debt. In addition, the Company has foreign currency options that hedge its exposure on net foreign income, as well as interest rate swaps that effectively convert fixed rate debt to variable rate debt. At June 30, 1994 the fair value of interest rate swaps was a $2.1 million liability, and the fair value of long-term debt was approximately $598 million, based on current interest rates. The fair value of financial instruments in working capital approximated book value.

    None of the Company's financial instruments represent a concentration of credit risk as the Company deals with a variety of major banks worldwide and its accounts receivable are spread among a number of major industries, customers and geographic areas. None of the Company's off-balance sheet financial instruments would result in a significant loss to the Company if the counterparty failed to perform according to the terms of its agreement.

    In May 1993, the Financial Accounting Standards Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan." This new standard must be adopted no later than fiscal 1996. Adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

    Provision for federal income taxes and differences between the provision at the statutory rate and the amounts provided are as follows:

                                                                      YEAR ENDED JUNE 30
                                                                -------------------------------
                                                                  1994       1993        1992
                                                                --------    -------    --------
                                                                        (IN THOUSANDS)
Provision at statutory rate..................................   $114,866    $60,961    $ 47,991
State taxes..................................................     11,511      5,783       6,377
Depreciation and amortization under purchase accounting......     10,787     11,281      10,879
Foreign earnings taxed at different rates....................      6,723      4,202       1,250
Revision of certain tax estimates............................      --        (6,739)    (16,904)
Effect of rate changes.......................................     (3,649)     7,752       --
Completed contract deferred tax adjustment...................      --         --         (5,133)
Research and Development and Foreign Sales Corporation
benefits.....................................................     (2,710)      (500)       (500)
Other........................................................      1,471      2,097       1,924
                                                                --------    -------    --------
Provision for income taxes on earnings before cumulative
  effect of accounting changes...............................    138,999     84,837      45,884
Benefit of cumulative effect of accounting changes...........      --       (12,273)      --
                                                                --------    -------    --------
Provision for income taxes...................................    138,999     72,564      45,884
Deferred provision...........................................    (21,113)    (7,011)     13,832
                                                                --------    -------    --------
Current provision............................................   $117,886    $65,553    $ 59,716
                                                                --------    -------    --------
                                                                --------    -------    --------

    The provisions for fiscal 1994, 1993 and 1992 include $23.9 million, $14.3 million and $8.3 million, respectively, for foreign income taxes. The foreign component of income (loss) before income taxes was $35.7 million, $(1.9) million, and $10.7 million for fiscal 1994, 1993 and 1992, respectively. Generally, no provision has been made for U.S. or additional foreign income taxes on the undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. A liability has been recorded for U.S. taxes attributable to certain undistributed earnings in selected jurisdictions where repatriation to the U.S. may be desirable. It is not practicable to estimate the additional taxes related to the permanently reinvested earnings.

    During fiscal 1993 and 1992, the Company resolved various tax issues and, accordingly, revised certain tax estimates which resulted in reductions in tax expense of $6.7 million and $16.9 million, respectively.

    During fiscal 1993, the Company recorded additional nonrecurring tax expense of $7.8 million due to tax rate decreases in certain foreign jurisdictions. The expense results principally from reducing the carrying value of deferred tax assets.

    The completed contract deferred tax adjustment results from the completion during fiscal 1992 of all contracts on the completed contract method for United States tax purposes. Accordingly, the provision for fiscal 1992 reflects the non-recurring reversal of the related deferred taxes originally provided at higher rates.

    Effective July 1, 1992 Tyco adopted the provisions of SFAS 109. At July 1, 1992 the cumulative effect of adopting this standard was to reduce net income by $16.1 million ($0.22 per share). The impact on fiscal 1993's results was to reduce net income by $3.5 million ($0.05 per share). Kendall had adopted the provisions of SFAS 109 effective with its Restructuring (See Note 1) and, accordingly, there is no cumulative impact reflected in the financial statements.

    The deferred income tax balance sheet accounts result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at June 30, 1994 and 1993 are as follows:

                                                           1994        1993
                                                         --------    --------
                                                            (IN THOUSANDS)
Deferred tax assets:
  Accrued liabilities and reserves....................   $122,382    $125,529
  Accrued post-retirement benefit obligation..........     35,248      34,084
  Tax loss carryforwards..............................    188,142     146,716
  Other...............................................      3,142       1,473
Deferred tax liabilities:
  Property, plant and equipment.......................    (72,954)    (80,206)
  Contracts...........................................     (9,027)    (12,207)
  Accrued liabilities and reserves....................     (6,793)    (10,069)
  Accrued interest....................................      --        (10,547)
  Other...............................................     (7,960)     (2,378)
                                                         --------    --------
Net deferred income tax asset before valuation
allowance.............................................    252,180     192,395
Valuation allowance...................................    (51,350)    (37,271)
                                                         --------    --------
Net deferred income tax asset.........................   $200,830    $155,124
                                                         --------    --------
                                                         --------    --------

    During fiscal 1994, Kendall recorded certain adjustments to its deferred tax assets for the valuation of underlying tax attributes as of the effective date of its Restructuring, primarily net operating loss carryforwards. These adjustments resulted in an increase to the deferred tax asset accounts of approximately $63.6 million, with a corresponding reduction in reorganization value in excess of net identifiable assets.

    As of June 30, 1994 the Company had approximately $185.9 million of net operating loss carryforwards in certain foreign jurisdictions. Of these, $165.4 million have no expiration, with the remaining $20.5 million expiring between fiscal year 1995 and 2002. Domestic operating loss carryforwards at June 30, 1994 were approximately $266.3 and will expire in the years 2003 to 2007. A valuation allowance has been provided for operating loss carryforwards which are not expected to be utilized.

    Under the previous method of accounting for income taxes, the deferred income tax provision resulted primarily from timing differences between financial and income tax reporting. The significant components of the deferred tax provision in fiscal 1992 were $5.1 million for completed contracts, $8.9 million for revision of tax estimates and $7.9 million for restructuring and severance charges. No other additional component of the deferred tax provision was material in fiscal 1992.

9. KEY EMPLOYEE LOAN PROGRAMS

    Loans are made to employees under the 1981 and 1983 Key Employee Loan Programs for the payment of taxes upon the vesting of shares granted under the Company's Restricted Stock Ownership Plans. The loans are unsecured and principally bear interest, payable annually, at prime rate except for loans prior to September 1987 under the 1981 Employee Loan Program which bear interest at 2%. Loans are generally repayable in ten years, except that earlier payments are required under certain circumstances. Loans under these programs were $6.4 million and $5.7 million at June 30, 1994 and 1993, respectively.

10. CAPITAL STOCK

    In July 1994, the Company's Board of Directors authorized the repurchase of up to 2.9 million of its common shares.

    In June 1994, the Company repurchased for $600,000 a warrant which entitled the holder, Tyco Investments (Australia) Limited, formerly Wormald International Limited, to purchase five million Tyco shares at a price of $70 per share.

    In August 1992, the Company repurchased 520,000 shares of its common stock at $32.625 per share from its former Chairman of the Board for an aggregate purchase price of $17.0 million. The total cost of reacquired shares at June 30, 1994 and 1993 was $70.0 million and $70.1 million, respectively.

    The Company's 1978 Restricted Stock Ownership Plan (the "1978 Plan") provided for the award of 2,400,000 shares of common stock to key employees through November 30, 1988. Under the 1978 Plan, 2,392,000 shares were granted, net of surrenders. The 1983 Restricted Stock Ownership Plan (the "1983 Plan") provided for the award of 3,400,000 shares of common stock to key employees through October 18, 1993. Under the 1983 Plan, 2,918,533 shares were awarded, net of surrenders. The Company's 1994 Restricted Stock Ownership Plan provides for the award of 462,542 shares of common stock, all of which were reserved for issuance as of June 30, 1994. Common stock is awarded subject to certain restrictions with vesting varying over periods of one to ten years.

    The fair market value of the shares at the time of the grant is amortized (net of tax benefit for the deduction of such value) to expense over the period of vesting. The unamortized portion of deferred compensation expense is recorded as a reduction of shareholders' equity. Recipients of the restricted shares have the right to vote such shares and receive dividends. Income tax benefits resulting from compensation for the vesting of restricted shares, including a deduction for the excess, if any, of the fair market value of restricted shares at the time of vesting over their fair market value at the time of the grant and from the payment of dividends on unvested shares are credited to capital in excess of par value.

    In connection with the Restructuring, Kendall issued to holders of old equity securities, warrants to purchase common stock at per share exercise prices of $15.46 (the "A Warrants") and $20.62 (the "B Warrants" and together with the A Warrants, the "Warrants). As a result of the Merger, these Warrants became exercisable for the Company's stock at per share prices of $11.94 and $15.92, respectively. The Warrants expire on July 7, 1999. During fiscal 1994, 25,336 A Warrants and 26,475 B Warrants were exercised. As of June 30, 1994 1,378,527 A Warrants and 1,414,321 B Warrants were issued and outstanding.

    Kendall maintains a number of stock incentive plans under which officers, directors and key employees have been granted options and other awards to purchase common stock, generally, at prices equal to at least 100% of the market price on the date of grant. As a result of the Merger, these options became exercisable for the Company's stock. Transactions under these plans during fiscal 1994 and 1993 were as follows:

                                                          1994         1993
                                                        ---------    ---------
                                                            (IN THOUSANDS)
Outstanding at beginning of period...................   1,336,933    1,285,139
Awards exercised.....................................     (78,986)      --
Awards granted.......................................     329,539       51,794
Awards cancelled.....................................     (31,076)      --
                                                        ---------    ---------
Outstanding at June 30...............................   1,556,410    1,336,933
                                                        ---------    ---------
                                                        ---------    ---------
Exercisable at June 30...............................     252,496       --
                                                        ---------    ---------
                                                        ---------    ---------

    The exercise prices per share of the Company's common stock for options outstanding at June 30, 1994 ranged in price from $7.96 to $39.19 per share.

    Kendall has a restricted stock grant agreement which provides for the issuance of up to 1,000,000 shares of common stock to a key executive. As a result of the Merger, up to 1,294,850 shares of the Company's common stock became issuable under the agreement. Rights under the grant agreement fully vest on July 7, 2002, subject to accelerated vesting if Kendall achieves certain annual financial operating targets, as specified in the grant agreement. As of June 30, 1994 rights for 1,294,850 shares were outstanding under the grant agreement. As of December 31, 1994 1,035,880 shares under the grant agreement had vested. Compensation expense of $1.3 million and $2.1 million was recorded for the grant during fiscal 1994 and 1993, respectively. Unamortized compensation expense was $0.7 million at June 30, 1994.

    Tyco paid cash dividends of $0.40, $0.38 and $0.36 per share in fiscal 1994, 1993 and 1992, respectively. Kendall did not pay dividends to its shareholders.

11. COMMITMENTS AND CONTINGENCIES

    The Company occupies certain facilities under leases which expire at various dates through the year 2021. Rental expense under these leases and leases for equipment was $60.4 million, $63.7 million, and $47.6 million for fiscal 1994, 1993 and 1992, respectively. At June 30, 1994 the minimum lease payments under noncancellable leases were as follows (in thousands):

1995.............................................................   $52,300
1996.............................................................    40,299
1997.............................................................    30,931
1998.............................................................    23,780
1999.............................................................    16,643
2000-2021........................................................    85,574

    In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position or results of operations.

    The Company is involved in various stages of investigation and cleanup related to environmental remediation matters. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon the Company's experience with the foregoing environmental matters, the Company has concluded that there is a reasonable possibility that remedial costs will be incurred with respect to these sites in the aggregate amount in a range of $14.0 million to $50.5 million. At June 30, 1994, the Company has concluded that the most probable amount which will be incurred within this range is $25.5 million, and such amount is included in the caption accrued expenses in the accompanying consolidated balance sheet. Based upon information available to the Company, at those sites where there has been an allocation of the share of cleanup and such liability could be joint and several, management believes it is probable that other responsible parties will fully pay the cost apportioned to them, except with respect to one site for which the Company has assumed that one of the identified responsible parties will be unable to pay the cost apportioned to it and that such party's cost will be reapportioned among the remaining responsible parties. In view of the Company's financial position and reserves for environmental matters of $25.5 million, the Company has concluded that its payment of such estimated amounts will not have a material adverse effect on its financial position or results of operations.

12. RETIREMENT PLANS

    The Company has a number of noncontributory defined benefit retirement plans covering certain of its domestic and foreign employees. The Company's funding policy is to make annual contributions to the extent such contributions are tax deductible as actuarially determined. The benefits under the defined benefit plans are based on years of service and compensation.

    The net periodic pension cost for all defined benefit pension plans include the following components:

                                                      YEAR ENDED JUNE 30
                                                -------------------------------
                                                  1994        1993       1992
                                                --------    --------    -------
                                                        (IN THOUSANDS)
Service cost.................................   $ 12,523    $ 11,451    $ 7,478
Interest.....................................     26,747      26,426     16,437
Actual return on assets......................     (7,717)    (50,675)    (9,358)
Net amortization and deferral................    (19,454)     24,467     (4,990)
                                                --------    --------    -------
Net periodic pension cost....................   $ 12,099    $ 11,669    $ 9,567
                                                --------    --------    -------
                                                --------    --------    -------

    Accrued (prepaid) pension cost at June 30, 1994 for defined benefit plans is as follows:

                                                          ASSETS EXCEED     ACCUMULATED
                                                           ACCUMULATED        BENEFITS
                                                            BENEFITS       EXCEED ASSETS      TOTAL
                                                          -------------    --------------    --------
                                                                        (IN THOUSANDS)
Actuarial present value of accumulated benefit
  obligations:
  Vested...............................................     $  87,847         $223,462       $311,309
  Non-vested...........................................         4,012           13,039         17,051
                                                          -------------    --------------    --------
    Total..............................................        91,859          236,501        328,360
Effect of future salary increases......................         7,214           11,831         19,045
                                                          -------------    --------------    --------
Projected benefit obligations..........................        99,073          248,332        347,405
Plan assets at fair value..............................       113,597          185,976        299,573
                                                          -------------    --------------    --------
Plan assets (in excess of) less than projected benefit
obligations............................................       (14,524)          62,356         47,832
Unrecognized transition asset (liability)..............           292           (1,096)          (804)
Unrecognized prior service cost........................          (617)          (7,583)        (8,200)
Additional minimum liability...........................       --                15,545         15,545
Unrecognized net loss..................................       (14,953)         (17,115)       (32,068)
                                                          -------------    --------------    --------
Accrued (prepaid) pension cost.........................     $ (29,802)        $ 52,107       $ 22,305
                                                          -------------    --------------    --------
                                                          -------------    --------------    --------

    Accrued (prepaid) pension cost at June 30, 1993 for defined benefit plans is as follows:

                                                          ASSETS EXCEED     ACCUMULATED
                                                           ACCUMULATED        BENEFITS
                                                            BENEFITS       EXCEED ASSETS      TOTAL
                                                          -------------    --------------    --------
                                                                        (IN THOUSANDS)
Actuarial present value of accumulated benefit
  obligations:
  Vested...............................................     $ 209,528         $101,959       $311,487
  Non-vested...........................................         7,665            8,021         15,686
                                                          -------------    --------------    --------
    Total..............................................       217,193          109,980        327,173
Effect of future salary increases......................        15,232            4,812         20,044
                                                          -------------    --------------    --------
Projected benefit obligations..........................       232,425          114,792        347,217
Plan assets at fair value..............................       253,139           61,503        314,642
                                                          -------------    --------------    --------
Plan assets (in excess of) less than projected benefit
obligations............................................       (20,714)          53,289         32,575
Unrecognized transition asset (liability)..............           341           (1,209)          (868)
Unrecognized prior service cost........................          (628)          (6,389)        (7,017)
Additional minimum liability...........................       --                12,400         12,400
Unrecognized net loss..................................       (13,603)          (6,138)       (19,741)
                                                          -------------    --------------    --------
Accrued (prepaid) pension cost.........................     $ (34,604)        $ 51,953       $ 17,349
                                                          -------------    --------------    --------
                                                          -------------    --------------    --------

    The Company has terminated certain defined benefit pension plans and is in the process of distributing the plans' assets to the participants. Also, in connection with the sale of the European fire products businesses as described in Note 3, there was a settlement of a pension plan in Germany. Gains and losses resulting from the above were not material.

    Of the total plan obligations, 59% relate to domestic plans and 41% relate to foreign plans. The average discount rate used in determining the actuarial present value of the projected benefit obligation, weighted in relation to plan obligations, was 8.5% and 8.2%, respectively, at June 30, 1994 and 1993. The average rate of increase in future compensation levels was 5.7% at both June 30, 1994 and 1993. The weighted average long-term rate of return on assets was 9.4% and 10.0%, respectively, at June 30, 1994 and 1993. Plan assets are invested principally in equity and fixed income instruments.

    The Company also has several defined contribution plans. Pension expense for the defined contribution plans is computed as a percentage of participants' compensation and was $15.6 million, $14.7 million and $10.9 million for fiscal 1994, 1993 and 1992, respectively. The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was $6.7 million, $6.9 million, and $6.6 million for fiscal 1994, 1993 and 1992, respectively.

    Effective July 1, 1992 the Company adopted the provisions of SFAS 106. SFAS 106 requires the accrual method of accounting for post-retirement health care and life insurance benefits based on actuarially determined costs. The Company generally does not provide post-retirement benefits other than pensions for its employees. Certain of the Company's acquired operations provide these benefits to employees who were eligible at the date of acquisition. As of July 1, 1992 the Company recognized the full amount of its estimated accumulated post-retirement benefit obligation. The effect on the date of adoption was to reduce fiscal 1993 earnings by $54.9 million ($84.5 pre-tax) or $0.76 per share. The charge has been reflected as a cumulative effect of an accounting change.

    Net periodic post-retirement benefit cost for the years ended June 30, 1994 and 1993 reflects the following components:

                                                             1994       1993
                                                            -------    ------
                                                             (IN THOUSANDS)
Cost attributable to service during the period...........   $   372    $  389
Interest cost on accumulated post-retirement benefit
obligation...............................................     5,822     7,635
Net amortization and deferral............................    (1,275)     --
                                                            -------    ------
Net periodic post-retirement benefit cost................   $ 4,919    $8,024
                                                            -------    ------
                                                            -------    ------

    For measurement purposes, in fiscal 1994 a 12% composite annual rate of increase in the per capita cost of covered health care benefits was assumed, which approximates the Company's current experience. The rate was assumed to decrease gradually to 6% by the year 2008 and remains at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by a percentage point would increase the accumulated post-retirement benefit obligation as of June 30, 1994 by $6.3 million and the aggregate of the service and interest cost component of net periodic post-retirement benefit cost for the year then ended by $0.6 million. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 8.3% at June 30, 1994 and 7.3% at June 30, 1993.

    The incremental cost in fiscal 1993 of accounting for post-retirement health and life insurance benefits under the new accounting method amounted to $2.3 million pre-tax. Under the previous accounting method, expense for benefits aggregated $4.3 million pre-tax in fiscal 1992.

    Presented below are the components of the accrued post-retirement benefit obligation, all of which are unfunded:

                                                                                 JUNE 30
                                                                           -------------------
                                                                            1994        1993
                                                                           -------    --------
                                                                             (IN THOUSANDS)
Accumulated post-retirement benefit obligation:
  Retirees..............................................................   $46,347    $ 82,300
  Fully eligible active plan participants...............................    10,986      14,926
  Other active plan participants........................................     5,905       7,692
                                                                           -------    --------
                                                                            63,238     104,918
Unrecognized prior service benefit......................................    25,648       --
Unrecognized net gain (loss)............................................    10,715      (4,719)
                                                                           -------    --------
Accrued post-retirement benefit cost....................................   $99,601    $100,199
                                                                           -------    --------
                                                                           -------    --------

    In fiscal 1994 the Company amended certain of its post-retirement health care programs, principally to adjust the cost-sharing provisions. The amendment resulted in a reduction of the Company's accumulated post-retirement benefit obligation of $27.8 million, which created an unrecognized prior service benefit. The unrecognized prior service benefit is being amortized over approximately 16 years.

    In November 1992, the Financial Accounting Standards Board issued SFAS 112 "Employers' Accounting for Post-Employment Benefits." The Company is required to adopt SFAS 112 in fiscal 1995. Adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

13. CONSOLIDATED SEGMENT DATA

    Selected information by industry segment is presented below.

                                                            YEAR ENDED JUNE 30
                                                  --------------------------------------
                                                     1994          1993          1992
                                                  ----------    ----------    ----------
                                                              (IN THOUSANDS)
Sales:
  Fire Protection..............................   $1,525,906    $1,526,079    $1,615,723
  Flow Control Products........................      914,430       806,915       721,338
  Electrical and Electronic Components.........      436,884       413,300       392,283
  Disposable and Specialty Products............    1,199,163     1,173,063       337,141
                                                  ----------    ----------    ----------
                                                  $4,076,383    $3,919,357    $3,066,485
                                                  ----------    ----------    ----------
                                                  ----------    ----------    ----------
Income before income taxes, extraordinary item
  and cumulative effect of accounting changes:
  Fire Protection..............................   $   70,171    $   43,190(2) $   85,189(4)
  Flow Control Products........................       74,125        44,638(2)     37,704(4)
  Electrical and Electronic Components.........       72,510        68,401(2)     54,093
  Disposable and Specialty Products............      191,669       126,280(3)     43,432
                                                  ----------    ----------    ----------
Income from operations.........................      408,475       282,509       220,418
  Interest expense.............................      (62,431)      (85,785)      (63,261)
  Corporate and other amounts..................      (17,854)(1)    (17,429)(2)    (16,007)(4)
                                                  ----------    ----------    ----------
                                                  $  328,190    $  179,295    $  141,150
                                                  ----------    ----------    ----------
                                                  ----------    ----------    ----------
Total assets:
  Fire Protection..............................   $1,135,128    $1,180,123    $1,337,690
  Flow Control Products........................      861,362       890,134       749,746
  Electrical and Electronic Components.........      178,336       192,919       187,048
  Disposable and Specialty Products............      886,759       863,197       149,898
  Corporate assets, including cash.............       79,236        38,593        27,155
                                                  ----------    ----------    ----------
                                                  $3,140,821    $3,164,966    $2,451,537
                                                  ----------    ----------    ----------
                                                  ----------    ----------    ----------
Depreciation and amortization:
  Fire Protection..............................   $   29,513    $   30,975    $   37,612
  Flow Control Products........................       39,409        34,225        31,846
  Electrical and Electronic Components.........       11,313        10,889        11,810
  Disposable and Specialty Products............       40,618        48,278         8,990
  Corporate....................................        4,027         3,982         4,350
                                                  ----------    ----------    ----------
                                                  $  124,880    $  128,349    $   94,608
                                                  ----------    ----------    ----------
                                                  ----------    ----------    ----------
Capital expenditures:
  Fire Protection..............................   $   17,445    $   24,931    $   22,582
  Flow Control Products........................       33,941        37,667        25,580
  Electrical and Electronic Components.........       11,728         9,278        13,340
  Disposable and Specialty Products............       26,341        22,281         6,112
  Corporate....................................          347           242            36
                                                  ----------    ----------    ----------
                                                  $   89,802    $   94,399    $   67,650
                                                  ----------    ----------    ----------
                                                  ----------    ----------    ----------

- ------------

(1) Fiscal 1994 includes expense of $4.1 million related to the accounts receivable program, which cost would have been reflected as interest expense under previous financing arrangements. See Note 6.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
(2) Fiscal 1993 includes restructuring and severance charges of $16.0 million, $19.0 million, $0.7 million, and $3.6 million, for Fire Protection, Flow Control Products, Electrical and Electronic Components and Corporate, respectively. See Note 4.

(3) Fiscal 1993 includes a non-recurring inventory charge of $22.5 million related to the asset valuation requirements of fresh-start reporting. See
    Note 1.

(4) Fiscal 1992 includes restructuring and severance charges of $10.0 million, $13.4 million and $2.2 million for Fire Protection, Flow Control Products and Corporate, respectively. See Note 4.

14. CONSOLIDATED GEOGRAPHIC DATA

    Selected information by geographic area for the three years in the period ended June 30, 1994 are presented below. Fiscal 1993 income from operations includes restructuring and severance charges of $20.9 million, $8.5 million and $6.3 million for North America, Europe and Asia-Pacific, respectively. Fiscal 1992 income from operations includes restructuring and severance charges of $14.4 million and $9.0 million for North America and Europe, respectively.

                                                                    YEAR ENDED JUNE 30
                                                          --------------------------------------
                                                             1994          1993          1992
                                                          ----------    ----------    ----------
                                                                      (IN THOUSANDS)
Sales:
  North America........................................   $3,011,678    $2,878,686    $2,102,299
  Europe...............................................      705,240       714,536       651,118
  Asia-Pacific.........................................      359,465       326,135       313,068
                                                          ----------    ----------    ----------
                                                          $4,076,383    $3,919,357    $3,066,485
                                                          ----------    ----------    ----------
                                                          ----------    ----------    ----------
Income From Operations:
  North America........................................   $  362,764    $  256,940    $  173,111
  Europe...............................................       34,519        24,620        34,108
  Asia-Pacific.........................................       11,192           949        13,199
                                                          ----------    ----------    ----------
                                                          $  408,475    $  282,509    $  220,418
                                                          ----------    ----------    ----------
                                                          ----------    ----------    ----------
Total Assets:
  North America........................................   $2,106,391    $2,232,463    $1,591,141
  Europe...............................................      684,508       664,859       600,353
  Asia-Pacific.........................................      270,686       229,051       232,888
  Corporate assets, including cash.....................       79,236        38,593        27,155
                                                          ----------    ----------    ----------
                                                          $3,140,821    $3,164,966    $2,451,537
                                                          ----------    ----------    ----------
                                                          ----------    ----------    ----------

15. SUPPLEMENTARY BALANCE SHEET INFORMATION

                                                               JUNE 30
                                                         --------------------
                                                           1994        1993
                                                         --------    --------
                                                            (IN THOUSANDS)
Inventories:
Purchased materials and manufactured parts............   $145,965    $128,510
Work in process.......................................     92,786      87,865
Finished goods........................................    278,317     285,963
                                                         --------    --------
                                                         $517,068    $502,338
                                                         --------    --------
                                                         --------    --------
Accrued salaries and vacations........................   $ 57,246    $ 55,328
                                                         --------    --------
                                                         --------    --------

16. SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                      YEAR ENDED JUNE 30
                                                 -----------------------------
                                                  1994       1993       1992
                                                 -------    -------    -------
                                                        (IN THOUSANDS)
Maintenance and repairs.......................   $71,498    $71,388    $52,017
                                                 -------    -------    -------
                                                 -------    -------    -------
Research and development......................   $32,170    $30,268    $15,805
                                                 -------    -------    -------
                                                 -------    -------    -------

17. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       FOR THE YEAR ENDED JUNE 30, 1994(1)
                                                 ------------------------------------------------
                                                   1ST         2ND          3RD           4TH
                                                 --------    --------    ----------    ----------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales.....................................   $999,598    $998,073    $1,003,730    $1,074,982
                                                 --------    --------    ----------    ----------
                                                 --------    --------    ----------    ----------
Gross profit..................................   $259,133    $259,687    $  260,327    $  294,042
                                                 --------    --------    ----------    ----------
                                                 --------    --------    ----------    ----------
Net income....................................   $ 42,068    $ 43,402    $   49,516    $   54,205
                                                 --------    --------    ----------    ----------
                                                 --------    --------    ----------    ----------
Net Income Per Share..........................   $    .57    $    .59    $      .67    $      .73
                                                 --------    --------    ----------    ----------
                                                 --------    --------    ----------    ----------

                                                       FOR THE YEAR ENDED JUNE 30, 1993(1)
                                                 ------------------------------------------------
                                                 1ST(1)(3)      2ND(1)      3RD(1)       4TH(2)
                                                 ----------    --------    --------    ----------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales.....................................   $1,009,195    $958,018    $946,387    $1,005,757
                                                 ----------    --------    --------    ----------
                                                 ----------    --------    --------    ----------
Gross profit..................................   $  257,289    $245,973    $245,050    $  261,098
                                                 ----------    --------    --------    ----------
                                                 ----------    --------    --------    ----------
Income Before Extraordinary Item and
  Cumulative Effect of Accounting Changes.....   $   17,308    $ 31,359    $ 36,468    $    9,323
                                                 ----------    --------    --------    ----------
                                                 ----------    --------    --------    ----------
Income Per Share Before Extraordinary Item and
  Cumulative Effect of Accounting Changes.....   $      .24    $    .43    $    .50    $      .13
                                                 ----------    --------    --------    ----------
                                                 ----------    --------    --------    ----------
Net Income Per Share..........................   $     (.75)   $    .43    $    .50    $      .09
                                                 ----------    --------    --------    ----------
                                                 ----------    --------    --------    ----------

    Income per share amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year earnings per share amounts.

- ------------

(1) During the fourth quarter of fiscal 1993, the Company changed its method of accounting for income taxes and post-retirement benefits other than pensions, effective as of July 1, 1992 (the Company's first quarter). The results presented for the first three quarters of fiscal 1993 have been restated for the impact of the new accounting methods. The impact on income per share before extraordinary item and cumulative effect of accounting changes for the first three quarters was not material.

(2) Included in the fourth quarter of fiscal 1993 are after-tax restructuring and severance charges of $27.3 million and a special pension charge of $1.2 million.

(3) Included in the first quarter of fiscal 1993 is after-tax non-recurring inventory charge of $22.5 million.

                           CONSOLIDATED BALANCE SHEET

                                                                    (UNAUDITED)
                                                                 DECEMBER 31, 1994    JUNE 30, 1994
                                                                 -----------------    -------------
                                                                  (IN THOUSANDS EXCEPT SHARE DATA)
CURRENT ASSETS:
Cash and cash equivalents.....................................      $    56,781        $    75,843
Receivables, less allowance for doubtful accounts of $31,209
  in fiscal 1995 and $29,311 in fiscal 1994...................          511,224            515,160
Contracts in process..........................................           90,839             79,475
Inventories...................................................          544,254            517,068
Deferred income taxes.........................................          115,266            101,837
Prepaid expenses and other....................................           53,442             54,904
                                                                 -----------------    -------------
                                                                      1,371,806          1,344,287
                                                                 -----------------    -------------
PROPERTY AND EQUIPMENT:
Land..........................................................           33,203             33,235
Buildings.....................................................          267,794            257,485
Machinery and equipment.......................................          699,681            647,058
Leasehold improvements........................................           16,374             15,166
Construction in progress......................................           73,019             42,648
Accumulated depreciation......................................         (456,987)          (385,719)
                                                                 -----------------    -------------
                                                                        633,084            609,873
                                                                 -----------------    -------------
GOODWILL AND OTHER INTANGIBLE ASSETS..........................          932,638            918,791
REORGANIZATION VALUE IN EXCESS OF IDENTIFIABLE ASSETS.........          112,271            115,201
DEFERRED INCOME TAXES.........................................           95,151            112,691
OTHER ASSETS..................................................           41,519             39,978
                                                                 -----------------    -------------
TOTAL ASSETS..................................................      $ 3,186,469        $ 3,140,821
                                                                 -----------------    -------------
                                                                 -----------------    -------------
CURRENT LIABILITIES:
Loans payable and current maturities of long-term debt........      $   104,655        $   163,164
Accounts payable..............................................          324,258            332,004
Accrued expenses..............................................          390,537            382,576
Contracts in process--billings in excess of costs.............           76,977             63,324
Income taxes..................................................           78,505             73,301
                                                                 -----------------    -------------
                                                                        974,932          1,014,369
                                                                 -----------------    -------------
DEFERRED INCOME TAXES.........................................            7,986             13,698
LONG-TERM DEBT................................................          563,467            588,491
OTHER LIABILITIES.............................................          153,251            157,237
COMMITMENTS AND CONTINGENCIES.................................

SHAREHOLDERS' EQUITY:
Preferred stock, $1 par value, authorized 2,000,000 shares;
  none outstanding............................................         --                  --
Common stock, $.50 par value, authorized 180,000,000 shares;
  outstanding 73,901,064 shares in fiscal 1995 and 71,084,293 shares in fiscal 1994, net of reacquired shares of 7,594,427
  in fiscal 1995 and 7,600,747 in fiscal 1994.................           36,951             35,542
Capital in excess of par value, net of deferred compensation
  of $25,367 in fiscal 1995 and $9,318 in fiscal 1994.........          603,378            567,476
Currency translation adjustment...............................          (23,819)           (40,874)
Retained earnings.............................................          870,323            804,882
                                                                 -----------------    -------------
                                                                      1,486,833          1,367,026
                                                                 -----------------    -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................      $ 3,186,469        $ 3,140,821
                                                                 -----------------    -------------
                                                                 -----------------    -------------

           See notes to unaudited consolidated financial statements.

                  CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

                                                                      FOR THE SIX MONTHS ENDED
                                                                            DECEMBER 31
                                                                      ------------------------
                                                                         1994          1993
                                                                      ----------    ----------
                                                                      (IN THOUSANDS EXCEPT PER
                                                                            SHARE DATA)
SALES..............................................................   $2,151,895    $1,997,671
                                                                      ----------    ----------
COSTS AND EXPENSES:
Cost of sales......................................................    1,572,626     1,478,851
Selling, general and administrative................................      354,111       336,163
Merger and transaction related costs...............................       37,170        --
Interest...........................................................       31,703        33,320
                                                                      ----------    ----------
                                                                       1,995,610     1,848,334
                                                                      ----------    ----------
Income before income taxes and extraordinary item..................      156,285       149,337
Income taxes.......................................................      (76,276)      (63,867)
                                                                      ----------    ----------
Net income before extraordinary item...............................       80,009        85,470
Extraordinary item, net of tax benefit.............................       (2,600)       --
                                                                      ----------    ----------
NET INCOME.........................................................   $   77,409    $   85,470
                                                                      ----------    ----------
                                                                      ----------    ----------
NET INCOME PER SHARE:
Before extraordinary item..........................................   $     1.07    $     1.16
Extraordinary item.................................................         (.03)       --
                                                                      ----------    ----------
Net income.........................................................   $     1.04    $     1.16
                                                                      ----------    ----------
                                                                      ----------    ----------
CASH DIVIDENDS PER COMMON SHARE....................................   $      .20    $      .20
                                                                      ----------    ----------
                                                                      ----------    ----------
COMMON EQUIVALENT SHARES...........................................       74,732        73,624
                                                                      ----------    ----------
                                                                      ----------    ----------

           See notes to unaudited consolidated financial statements.

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)

                                                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993
                                                 -------------------------------------------------------
                                                                   CAPITAL IN     CURRENCY
                                                 COMMON STOCK,     EXCESS OF     TRANSLATION    RETAINED
                                                 $.50 PAR VALUE    PAR VALUE     ADJUSTMENT     EARNINGS
                                                 --------------    ----------    -----------    --------
                                                                     (IN THOUSANDS)
BALANCE AT JUNE 30, 1993......................      $ 35,462        $ 558,481     $  (89,386)   $634,229
Net income....................................                                                    85,470
Dividends.....................................                                                    (9,269)
Management equity compensation................                            809
Restricted stock grants, cancellations, tax
  benefits and other..........................            16            1,294
Warrants, options exercised...................                            319
Currency translation adjustment...............                                        (2,939)
Amortization of deferred compensation.........                          1,810
                                                 --------------    ----------    -----------    --------
BALANCE AT DECEMBER 31, 1993..................      $ 35,478        $ 562,713     $  (92,325)   $710,430
                                                 --------------    ----------    -----------    --------
                                                 --------------    ----------    -----------    --------

BALANCE AT JUNE 30, 1994......................      $ 35,542        $ 567,476     $  (40,874)   $804,882
Net income....................................                                                    77,409
Dividends.....................................                                                   (11,968)
Management equity compensation................                            404
Restricted stock grants, cancellations, tax
  benefits and other..........................           174              255
Warrants, options exercised...................         1,235           33,392
Currency translation adjustment...............                                        17,055
Amortization of deferred compensation.........                          1,851
                                                 --------------    ----------    -----------    --------
BALANCE AT DECEMBER 31, 1994..................      $ 36,951        $ 603,378     $  (23,819)   $870,323
                                                 --------------    ----------    -----------    --------
                                                 --------------    ----------    -----------    --------

           See notes to unaudited consolidated financial statements.

                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

                                                                          FOR THE SIX MONTHS
                                                                                ENDED
                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                          1994         1993
                                                                        ---------    ---------
                                                                            (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...........................................................   $  77,409    $  85,470
Adjustments to reconcile net income to net cash provided by operating activities:
  Extraordinary item.................................................       2,600       --
  Depreciation.......................................................      43,721       40,900
  Amortization of intangibles........................................      20,498       21,903
  Provision for management equity plans..............................      --            7,195
  Deferred income taxes..............................................      (1,426)      22,390
  Provision for losses on accounts receivable and inventory
  writedowns.........................................................       6,845        7,328
  Changes in assets and liabilities net of effects from acquisitions and divestitures:
    Decrease in accounts receivable and contracts in process.........      15,280      182,950
    Increase in inventory............................................     (23,966)     (15,575)
    Decrease in accounts payable and accrued expenses................     (25,203)     (46,663)
    Increase in income taxes payable.................................       6,492          323
    Other............................................................       5,753        3,024
                                                                        ---------    ---------
  Net cash provided by operating activities..........................     128,003      309,245
                                                                        ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures.................................................     (64,292)     (41,754)
Purchase of businesses, net of cash acquired.........................     (23,601)     (15,015)
                                                                        ---------    ---------
  Net cash used in investing activities..............................     (87,893)     (56,769)
                                                                        ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt.........................................     144,889
Payments on long-term debt and lines of credit.......................    (229,430)    (251,092)
Dividends paid.......................................................      (9,258)      (9,262)
Exercise of stock options and warrants...............................      34,627          319
Other................................................................      --             (344)
                                                                        ---------    ---------
  Net cash used in financing activities..............................     (59,172)    (260,379)
                                                                        ---------    ---------
Decrease in cash and cash equivalents................................     (19,062)      (7,903)
Cash and cash equivalents at beginning of year.......................      75,843       50,041
                                                                        ---------    ---------
Cash and cash equivalents at end of period...........................   $  56,781    $  42,138
                                                                        ---------    ---------
                                                                        ---------    ---------
SUPPLEMENTARY CASH FLOW DISCLOSURE:
  Interest paid......................................................   $  33,636    $  36,058
                                                                        ---------    ---------
                                                                        ---------    ---------
  Income taxes paid..................................................   $  56,234    $  35,603
                                                                        ---------    ---------
                                                                        ---------    ---------

           See notes to unaudited consolidated financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

    1. On October 19, 1994, a wholly-owned subsidiary of Tyco merged with Kendall International, Inc. ("Kendall"). Shareholders of Kendall received
1.29485 shares of Tyco common stock for each share of Kendall common stock. The transaction qualified for pooling of interests accounting treatment, which is intended to present as a single interest the common shareholder interests which were previously independent. Accordingly, the historical financial statements for periods prior to the consummation of the combination are restated as though the companies had been combined during such periods. All fees and expenses related to the merger and to the integration of the combined companies have been expensed as required under the pooling of interests accounting method. Such fees and expenses amounted to $37.2 million ($31.2 million after-tax). The charge includes $18.6 million for financial advisory, legal, accounting and other direct transaction fees, $14.9 million for payments under severance and employment agreements and other costs associated with certain compensation plans, and $3.7 million for other acquisition and integration costs.

    2. The unaudited financial statements presented herein have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, said financial statements do not include all of the information and note disclosures required by generally accepted accounting principles for complete financial statements. These statements should be read in conjunction with the financial statements and notes thereto for the year ended June 30, 1994 included in the Company's Current Report on Form 8-K dated January 10, 1995 and elsewhere in this Prospectus. The accompanying financial statements have not been examined by independent accountants in accordance with generally accepted auditing standards, but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Company's financial position and results of operations.

    3. Long-term debt is as follows:

                                                 DECEMBER 31, 1994    JUNE 30, 1994
                                                 -----------------    -------------
                                                           (IN THOUSANDS)
Credit agreement..............................       $--                $  94,447
Uncommitted lines of credit...................        --                   22,000
Insurance company notes.......................         135,000            135,000
8.25% subordinated notes due 2003.............        --                  100,000
8.125% public notes due 1999..................         144,889            --
6.375% public debentures due 2004.............         104,262            104,644
9.5% public debentures due 2022...............         199,568            199,559
8.0% public debentures due 2023...............          49,958             49,957
Other, including industrial revenue bonds.....          34,445             46,048
                                                 -----------------    -------------
                                                       668,122            751,655
Less current portion and loans payable........         104,655            163,164
                                                 -----------------    -------------
                                                     $ 563,467          $ 588,491
                                                 -----------------    -------------
                                                 -----------------    -------------

    Under Tyco's credit agreement with a group of commercial banks, Tyco had the right until July 1997 to borrow $200 million or a portion thereof for its general corporate purposes. Kendall also had a $300 million revolving credit facility which was available through July 1999. In October 1994, the Company replaced those agreements with a new credit agreement which gives the Company the right to borrow $300 million or a portion thereof until October 1999. The principal amount then outstanding will be due and payable at that time. Interest payable on borrowings is variable based upon the

Company's option of selecting a Eurodollar rate plus 0.325%, a certificate of deposit rate plus 0.45% or a base rate, as defined.

    The Company's uncommitted lines of credit are arrangements which allow the Company to borrow from commercial banks on an "as offered" basis. The borrowings and repayments occur daily and contain no specific terms other than due dates and interest rates. The due dates generally range from overnight to 90 days and interest rates approximate those available under the credit agreement.

    In November 1994, the Company issued $145 million principal amount of 8.125% notes due 1999. The net proceeds from the sale of notes were used, in part, to refinance $100 million principal amount of Kendall's subordinated notes due 2003. The balance was used to refinance, in part, the $80 million of insurance company notes that were due on January 30, 1995. In the interim, the proceeds were used to repay outstanding borrowings under various uncommitted lines of credit.

    In connection with the refinancing of Kendall's notes, the Company recorded a charge of $4.3 million ($2.6 million after-tax) representing unamortized debt issuance fees and a call premium, as an extraordinary loss for the Company's quarter ended December 31, 1994.

    Under its various loan agreements, the Company is required to meet certain covenants, none of which is considered restrictive to the operations of the Company.

    4. The Company has an agreement under which it sells participating interests in a defined pool of trade accounts receivable. Proceeds of $150 million from the sale are less than the face amount of accounts receivable sold by an amount which approximates the purchaser's financing cost of issuing its own commercial paper backed by these accounts receivable. The discount from the face amount was $3.6 million and $1.3 million for the first six months of fiscal 1995 and 1994, respectively, and has been included in selling, general and administrative expense in the Company's Consolidated Statement of Income.

    5. Selected information for the Company's four industry segments follows (in thousands):

                                                         SIX MONTHS ENDED
                                                           DECEMBER 31,
                                                     ------------------------
                                                        1994          1993
                                                     ----------    ----------
SALES:
Fire Protection...................................   $  801,944    $  763,999
Flow Control Products.............................      480,974       431,789
Electrical and Electronic Components..............      205,638       214,578
Disposable and Specialty Products.................      663,339       587,305
                                                     ----------    ----------
                                                     $2,151,895    $1,997,671
                                                     ----------    ----------
                                                     ----------    ----------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM:
Fire Protection...................................   $   39,198    $   34,269
Flow Control Products.............................       39,511        33,936
Electrical and Electronic Components..............       36,595        36,094
Disposable and Specialty Products.................      121,400        86,287
                                                     ----------    ----------
  Total operations................................      236,704       190,586
Interest expense..................................      (31,703)      (33,320)
Corporate and other amounts(1)....................      (48,716)       (7,929)
                                                     ----------    ----------
                                                     $  156,285    $  149,337
                                                     ----------    ----------
                                                     ----------    ----------

- ------------

(1) The six months ended December 31, 1994 includes charges of $37.2 million for merger and transaction related costs. See Note 1 to these unaudited consolidated financial statements.

    6. Differences between the provision for federal income taxes at the statutory rate and the amounts provided are as follows (in thousands):

                                                            SIX MONTHS ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                            1994       1993
                                                           -------    -------
Provision at statutory rate.............................   $54,700    $52,268
State income taxes......................................     7,446      5,424
Non-deductible merger and transaction related costs.....     7,009      --
Depreciation and amortization under purchase
accounting..............................................     5,705      5,606
Foreign earnings taxed at different rates...............     1,942      2,687
Effect of rate changes..................................     --        (3,224)
Other...................................................      (526)     1,106
                                                           -------    -------
Provision for income taxes..............................   $76,276    $63,867
                                                           -------    -------
                                                           -------    -------

    In the normal course, the Company's federal income tax returns are examined by the Internal Revenue Service and in connection with such examinations, significant assessments could arise. Currently, the Company's fiscal 1991 and 1992 returns are under examination. Ultimate resolution of such assessments, if any, are not expected to have a material adverse effect on the Company's financial position or results of operations.

    7. Inventories are classified as follows (in thousands):

                                                 DECEMBER 31, 1994    JUNE 30, 1994
                                                 -----------------    -------------
Purchased materials and manufactured parts....       $ 160,132          $ 145,965
Work in process...............................          99,883             92,786
Finished goods................................         284,239            278,317
                                                 -----------------    -------------
                                                     $ 544,254          $ 517,068
                                                 -----------------    -------------
                                                 -----------------    -------------

    8. In November 1992, the Financial Accounting Standards (the "Board") issued Statement of Financial Accounting Standards ("SFAS") No. 112, "Employer's Accounting for Post-Employment Benefits." The Company adopted SFAS 112 in the first quarter of fiscal 1995. The effect of adoption of this standard did not materially affect the Company's financial position or results of operations. In May 1993, the Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan." This new standard must be adopted no later than fiscal 1996. Adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

    9. In the normal course of business, the Company is liable for contract completion and product performance. In addition, the Company is in receipt of notifications from various environmental agencies that conditions at a number of sites where hazardous wastes of the Company and other persons were disposed of may require cleanup and other possible remedial action. In the opinion of management, these obligations will not materially affect the Company's financial position or results of operations.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST
NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK TO ANY PERSON IN ANY JURISDICTION WHERE, OR IN ANY CIRCUMSTANCE IN WHICH, SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY OR THE INFORMATION SET FORTH IN THE PROSPECTUS SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                        PAGE
                                        ----
Prospectus Summary....................     3
The Offerings.........................     3
Summary Consolidated Financial Data...     4
The Company...........................     6
Use of Proceeds.......................    15
Price Range of Common Stock and
Dividends.............................    15
Capitalization........................    16
Selected Consolidated Financial
Data..................................    17
Management's Discussion and Analysis
  of Financial Condition and Operating
Results...............................    18
Selling Shareholders..................    24
Description of Capital Stock..........    26
Underwriting..........................    29
Validity of Shares....................    30
Available Information.................    30
Incorporation of Certain Information
  by Reference........................    31
Experts...............................    32
Consolidated Financial Statements.....   F-1

                                     SHARES

                            TYCO INTERNATIONAL LTD.

                                  COMMON STOCK

                                 --------------
                                   PROSPECTUS
                                 --------------

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                LEHMAN BROTHERS

                                      , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                         ALTERNATE INTERNATIONAL

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED JANUARY 30, 1995

PROSPECTUS

                                     SHARES
                            TYCO INTERNATIONAL LTD.
                                  COMMON STOCK
                              -------------------

    Of the     shares of Common Stock being offered hereby,     shares are being
offered initially outside the United States and Canada by the International
Managers and     shares are being offered initially in the United States and
Canada by the U.S. Underwriters. See "Underwriting."

    All of the shares of Common Stock offered hereby are being offered by certain selling shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares offered hereby.

    The Common Stock is traded on the New York Stock Exchange under the symbol "TYC." On January 27, 1995, the last reported sale price of the Common Stock, as reported on the New York Stock Exchange, was $49.125 per share.

                              -------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                       OFFENSE.

                                                                                         PROCEEDS TO
                                            PRICE TO             UNDERWRITING              SELLING
                                             PUBLIC               DISCOUNT(1)          SHAREHOLDERS(2)
Per Share...........................            $                      $                      $
Total...............................            $                      $                      $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Company has agreed to pay expenses related to the Offerings, estimated
    at $         .

                              ----------------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or about
         , 1995.

                              -------------------

MERRILL LYNCH INTERNATIONAL LIMITED
                GOLDMAN SACHS INTERNATIONAL
                                DONALDSON, LUFKIN & JENRETTE
                                   SECURITIES CORPORATION
                                                           LEHMAN BROTHERS
                              -------------------

                 THE DATE OF THIS PROSPECTUS IS          , 1995

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                         ALTERNATE INTERNATIONAL

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

    The following is a general discussion of certain anticipated United States federal income tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is not a "United States Person" (a "Non-U.S. Holder"). For these purposes, a "United States Person" means a citizen or resident of the United States, a corporation, a partnership or other entity created or organized in or under the laws of the United States or any state thereof, or an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

    The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, including the benefits that may be available to any person under an applicable tax treaty to which the United States is a party. Specifically, without limitation, this discussion does not address the United States tax consequences to any Non-U.S. Holder who at any time owns (directly or through attribution) more than 5% of the Common Stock or to any Non-U.S. Holder that is a controlled foreign corporation, a foreign personal holding company, a foreign private foundation or a foreign government. Furthermore, the following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and on administrative and judicial pronouncements thereunder, all of which are subject to change. Each Non-U.S. Holder is urged to consult a tax advisor with respect to the United States tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other tax jurisdiction.

DIVIDENDS

    Dividends paid on shares of Common Stock will be treated as dividends for United States federal income tax purposes to the extent of the Company's current or accumulated earnings and profits (as determined pursuant to the Code). Any portion of a payment that exceeds such earnings and profits will be treated as a return of capital to the extent of each Non-U.S. Holder's adjusted tax basis in his or her Common Stock. Any portion of a payment that exceeds the sum of a stockholder's proportionate share of earnings and profits and his or her adjusted tax basis will be treated as a gain from the sale or exchange of his or her Common Stock to the extent of any such excess, with the consequences described below under "Gain on Disposition of Common Stock."

    Each Non-U.S. Holder who receives a payment treated as a dividend for United States federal income tax purposes (including, for this purpose, payments representing a return of capital) will be subject to withholding of United States federal income tax at a rate of 30% of such payment unless either (i) such holder is eligible for a reduced tax rate or a tax exemption under an applicable income tax treaty or (ii) such holder is engaged in the conduct of a trade or business within the United States and the dividend is effectively connected with that trade or business. If the dividend is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder, the dividend (as adjusted by any applicable deductions) will be subject to United States federal income tax at regular rates generally applicable to United States Persons. Any such effectively connected dividends received by a corporate Non-U.S. Holder may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification requirements may have to be satisfied to claim treaty benefits or exemption from withholding under the foregoing rules. A Non-U. S. Holder of Common Stock that is eligible for a reduced rate of U.S. federal withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service. Non-U.S. Holders that are partnerships or trusts may be subject to certain additional withholding requirements and are urged to consult their tax advisors as to the application of such requirements.

                                                         ALTERNATE INTERNATIONAL

GAIN ON DISPOSITION OF COMMON STOCK

    Except as described below, a Non-U.S. Holder will generally not be subject to United States federal income tax (and no tax will generally be withheld) with respect to gain recognized on a sale or other disposition of the Common Stock unless the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States or the Company is, or has been during the five year period ending on the date of disposition, a United States real property holding corporation for United States federal income tax purposes (a "USRPHC").

    The Company believes that it has not been and is not currently a USRPHC. Notwithstanding the foregoing, even if the Company were treated as a USRPHC, the Common Stock would not be treated as an interest in a USRPHC if (i) a Non-U.S. Holder has not owned (directly or through attribution) more than 5% of the Common Stock for the five year period ending on the date of disposition, and
(ii) the Common Stock is regularly traded on an established securities exchange. If the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. holder, the gain (other than from the disposition of an interest in a USRPHC) as adjusted by any applicable deductions will be subject to United States federal income tax at rates generally applicable to United States Persons (and may, in the case of a corporate Non-U.S. Holder, also be subject to "branch profits tax"). Otherwise, an individual Non-U.S. Holder will generally be taxed at a rate of 30% on any gain recognized during any year on the sale of Common Stock (as offset by U.S. capital losses, if any) if he or she (i) holds such stock as a capital asset and
(ii) is present in the United States for 183 days or more in the taxable year of the disposition and either (a) has a tax home in the United States within the meaning of Section 911(d)(3) of the Code or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States.

FEDERAL ESTATE TAXES

    Common Stock held by an individual Non-U.S. Holder at the date of his or her death will be included in his or her gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    The Company must report annually to the Internal Revenue Service the total amount of United States federal income taxes withheld from dividends paid to Non-U.S. Holders. In addition, the Company must report annually to the Internal Revenue Service and each Non-U.S. Holder the amount of dividends and other payments distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding is reduced or eliminated by an applicable treaty or is not required because the dividends are effectively connected with a U.S. trade or business of a Non-U.S. Holder. Under certain treaties, the Internal Revenue Service may make this information available to the tax authorities in the country of a Non-U.S. Holder's residence.

    Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that are not "exempt recipients" and that fail to furnish certain information under United States information reporting requirements) and information reporting relating thereto generally will not apply to dividends and other payments paid to Non-U.S. Holders that are either (i) subject to the 30% withholding discussed above or (ii) not so subject because a tax treaty applies that reduces or eliminates such withholding. In addition, under current temporary United States Treasury regulations, dividends payable at an address located outside of the United States to a Non-U.S. Holder are generally not subject to the backup withholding and information reporting rules. These backup withholding requirements and information reporting rules will apply to the gross proceeds paid by or through a United States office of a broker to a Non-U.S. Holder upon the disposition of shares of Common Stock, unless the Non-U.S. Holder certifies under penalty of perjury that it is a foreign person or the Non-U.S. Holder otherwise establishes an exemption. Under existing regulations, information

                                                         ALTERNATE INTERNATIONAL
reporting and backup withholding will also apply to the payment of gross proceeds of a sale or other disposition of Common Stock by or through a foreign office of a broker with certain United States connections, unless the broker has documentary evidence that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. Proposed regulations generally provide that backup withholding will not apply to reportable payments where the payee may have a United States connection, unless the broker has actual knowledge that the payee is United States Person. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the Non-U.S. Holder's United States federal income tax liability, if any), provided that the required information is furnished to the Internal Revenue Service. These backup withholding and information reporting requirements are under review by the United States Treasury Department. Their application to the ownership and disposition of shares of Common Stock could be changed by future regulations.

                                                         ALTERNATE INTERNATIONAL

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Shareholders and each of the underwriters named below (the
"International Managers") and concurrently with the sale of       shares of
Common Stock to the U.S. Underwriters (as defined below), the Selling Shareholders have agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Selling Shareholders, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                   NUMBER OF
         INTERNATIONAL MANAGERS                                     SHARES
- ----------------------------------------------------------------   ---------
Merrill Lynch International Limited.............................
Goldman Sachs International.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.............
Lehman Brothers International (Europe)..........................
                                                                   ---------

         Total..................................................
                                                                   ---------
                                                                   ---------

    Merrill Lynch International Limited, Goldman Sachs International, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers International (Europe) are acting as lead managers (the "Lead Managers") of the International Managers.

    The Company and the Selling Shareholders have also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as U.S. Representatives. Subject to the terms and conditions set forth in the U.S.
Purchase Agreement, and concurrently with the sale of       shares of Common
Stock to the International Managers pursuant to the International Purchase Agreement, the Selling Shareholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from
the Selling Shareholders, an aggregate of       shares of Common Stock. The
initial public offering price per share and the total underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

    In each Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any such shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased. The sale of Common Stock to the International Managers is conditioned upon the sale of the shares of Common Stock to the U.S. Underwriters.

    The Lead Managers have advised the Selling Shareholders that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set

                                                         ALTERNATE INTERNATIONAL
forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $      per share of Common Stock. The
International Managers may allow, and such dealers may reallow, a discount not
in excess of $      per share of Common Stock on sales to certain other dealers.
After the Offerings, the initial public offering price, concession and discount may be changed.

    The Selling Shareholders have been informed that the International Managers and the U.S. Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to persons who are non-United States and non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or Canadian persons or to persons they believe intend to resell to United States persons or Canadian persons, except in each case for transactions pursuant to such agreement.

    Each International Manager has agreed that (i) it has not offered to sell or sold, and it will not offer to sell or sell, in the United Kingdom by means of any document any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the "Financial Services Act") with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind who is described in Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase, in addition to the offering price set forth on the cover page hereof.

    The Company and the Selling Shareholders have agreed, subject to certain exceptions relating to employee benefit arrangements, that they will not, directly or indirectly, for a period of 90 days following the date of this Prospectus, except with the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible into or exercisable for Common Stock.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                               VALIDITY OF SHARES

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by M. Brian Moroze, Esq., General Counsel of the Company, Exeter, New Hampshire. Certain other legal matters will be passed upon for the Company by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New

                                                         ALTERNATE INTERNATIONAL
York Plaza, New York, New York 10004. Fried, Frank, Harris, Shriver & Jacobson will rely on the opinion of Mr. Moroze as to all matters of Massachusetts law. As of the date of this Prospectus, Mr. Moroze holds 8,322 shares of the Company's Common Stock.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where the Common Stock is listed.

    This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered in the Offerings. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy of the applicable document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

      (a)  The Company's Annual Report on Form 10-K for the fiscal year ended
           June 30, 1994;

      (b)  The Company's Quarterly Reports on Form 10-Q for the quarters ended
           September 30, 1994, and December 31, 1994; The Company's Quarterly
           Report on Form 10-Q/A for the quarter ended December 31, 1994;

      (c)  The Company's Current Report on Form 8-K, dated July 26, 1994;

      (d) The Company's Current Report on Form 8-K, dated August 17, 1994, and the Company's Current Report on Form 8-K/A, dated September
           19, 1994;

      (e) The Company's Current Report on Form 8-K, dated October 28, 1994, and the Company's Current Reports on Form 8-K/A, dated November
           1, 1994, November 2, 1994 and November 3, 1994; and

      (f)  The Company's Current Report on Form 8-K, dated January 10, 1995.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for

                                                         ALTERNATE INTERNATIONAL
purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner of Common Stock, upon the written or oral request of any such person, a copy of any and all of the documents that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Irving Gutin, Senior Vice President, Tyco International Ltd., One Tyco Park, Exeter, New Hampshire 03833 (telephone: (603) 778-9700).

                                    EXPERTS

    The Consolidated Financial Statements of the Company giving retroactive effect to the merger of the Company and Kendall for the year ended June 30, 1994 and the combination of the financial statements of the Company and Kendall for the year ended June 30, 1993 included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The Consolidated Financial Statements of the Company as of June 30, 1993 and for the years ended June 30, 1993 and 1992 (prior to retroactive restatement to account for the pooling of interests with Kendall International, Inc. on October 19, 1994) included in this Prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to the fact that the Company changed its method of accounting for incomes taxes and for post-retirement benefits other than pensions in fiscal 1993) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                                       [ALTERNATE INTERNATIONAL]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, THE
COMMON STOCK TO ANY PERSON IN ANY JURISDICTION WHERE, OR IN ANY CIRCUMSTANCE
IN WHICH, SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN
THE AFFAIRS OF THE COMPANY OR THE INFORMATION SET FORTH IN THE PROSPECTUS SINCE THE DATE HEREOF.
  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT OF 1986 AND THE COMPANIES ACT OF 1985 WITH RESPECT TO ANYTHING DONE BY ANY
PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."
  IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES
DOLLARS.
                              -------------------

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                        PAGE
                                        ----
Prospectus Summary....................     3
The Offerings.........................     3
Summary Consolidated Financial Data...     4
The Company...........................     6
Use of Proceeds.......................    15
Price Range of Common Stock and
Dividends.............................    15
Capitalization........................    16
Selected Consolidated Financial
Data..................................    17
Management's Discussion and Analysis
  of Financial Condition and Operating
  Results.............................    18
Selling Shareholders..................    24
Description of Capital Stock..........    26
Certain United States Tax Consequences
  to Non-U.S. Holders of Common
  Stock...............................    29
Underwriting..........................    32
Validity of Shares....................    33
Available Information.................    34
Incorporation of Certain Information
  by Reference........................    34
Experts...............................    35
Consolidated Financial Statements.....   F-1

                                     SHARES

                            TYCO INTERNATIONAL LTD.

                                  COMMON STOCK

                                 --------------
                                   PROSPECTUS
                                 --------------

                            MERRILL LYNCH INTERNATIONAL
                                    LIMITED

                          GOLDMAN SACHS INTERNATIONAL

                          DONALDSON, LUFKIN & JENRETTE

                             SECURITIES CORPORATION

                                LEHMAN BROTHERS

                                      , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the issuance and distribution of the Common Stock covered by this Registration Statement are as follows:

SEC registration fee (actual)....................................   $
NASD filing fee..................................................    30,500
Blue Sky fees and expenses.......................................
Printing and engraving expenses..................................
Legal fees and expenses..........................................
Accounting fees and expenses.....................................
Miscellaneous....................................................
                                                                    -------
      Total......................................................   $
                                                                    -------
                                                                    -------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Restated Articles of Organization of the Company provide that the Company shall indemnify certain persons, including directors and officers, against liabilities, amounts paid in settlement and professional fees and other disbursements incurred by each such person in connection with any action, suit or proceeding, civil or criminal, brought or threatened in or before any court, tribunal, administrative or legislative body or agency in which he is involved as a result of his serving or having served in such position or, at the request of the Company, in certain positions of any other corporation in which the Company owns shares or of which it is a creditor. No indemnification shall be provided to an individual with respect to a matter as to which it shall have been adjudicated that he did not act in good faith in the reasonable belief that his action was in the best interests of the Company. In the event that any action, suit or proceeding is compromised or settled so as to impose any liability or obligation upon a person eligible for indemnification by the Company, no indemnification shall be provided to him with respect to such matter if the Company has obtained an opinion of its counsel that with respect to said matter he did not act in good faith in the reasonable belief that his action was in the best interests of the Company. The Restated Articles of Organization of the Company further provide that nothing in them shall limit any lawful rights to indemnification existing independently of them.

    Section 67 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts provides that a corporation may indemnify any director or officer (among others) except as to any matter as to which he is adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation. Section 67 further provides that a corporation has the power to purchase and maintain insurance policies on behalf of any such officer or director against liability incurred by him in such capacity or arising out of his status as such, whether or not the corporation has the power to indemnify such officer or director against such liability.

    The Company maintains $35,000,000 of insurance to reimburse its directors and officers for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of the Company or any subsidiary thereof. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by the Company pursuant to Section 16(b) of the Exchange Act and deliberate dishonesty.

    The forms of Purchase Agreements contained in Exhibits 1(a) and 1(b) provide for indemnification of the directors and officers signing the Registration Statement and certain controlling persons of the Company against certain liabilities under the Securities Act, under certain circumstances, by the Underwriters.

ITEM 16. EXHIBITS

EXHIBIT
 NUMBER                                        EXHIBIT
- --------  ----------------------------------------------------------------------------------
  *1(a)   -- Form of U.S. Purchase Agreement among Registrant, the Selling Shareholders and the Underwriters.
  *1(b)   -- Form of International Purchase Agreement among Registrant, the Selling
            Shareholders and the International Underwriters.
   3(a)   -- Restated Articles of Organization, as amended (incorporated by reference to
            Exhibit 3(a) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1987).
   3(b)   -- Articles of Amendment dated November 9, 1993; effective November 10, 1993
            (incorporated by reference to Exhibit 3 to Registrant's Current Report on Form
            8-K filed on November 12, 1993).
   3(c)   -- By-laws (incorporated by reference to Exhibit 3 to the Registrant's Current
            Report on Form 8-K filed on August 17, 1990).
   4      -- Form of Common Stock certificate (incorporated by reference to Exhibit 7 of the
            Company's Registration Statement on Form 8-A filed on December 10, 1973).
 **5      -- Opinion of M. Brian Moroze, General Counsel of the Registrant, as to the
            validity of the securities being registered hereunder.
  10(a)   -- Registration Rights Agreement, dated as July 7, 1992 (the "Registration Rights
            Agreement"), among Kendall International, Inc. (formerly CDK Holding
            Corporation; "Kendall") and certain holders of Kendall securities (incorporated by reference to Exhibit 4.42 of the Registration Statement on Form 10 of
            Kendall, as amended).
 *10(b)   -- Amendment No. 1 to the Registration Rights Agreement, dated July 11, 1994.
 *10(c)   -- Assignment and Assumption Agreement, dated October 19, 1994, among Kendall, the securityholders named therein and the Registrant.
  10(c)   -- Stockholders Agreements between Registrant and each of C&D Fund IV and JLL Fund
            (incorporated by reference to Exhibits 10.1 and 10.2 to Registrant's Current
            Report on From 8-K, dated July 26, 1994, file No. 1-5482).
 *23(a)   --Consent of Coopers & Lybrand L.L.P.
 *23(b)   --Consent of Price Waterhouse LLP.
**23(c)   --Consent of Mr. Brian Moroze (included in Exhibit 5).
 *24      --Power of Attorney (contained on the signature page).

- ------------

*  Filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Exeter, State of New Hampshire, on the 30th day of January, 1995.

                                              TYCO INTERNATIONAL LTD.

                                              By        /s/ TERRY L. HALL
                                                 ...............................

                                                         Terry L. Hall
                                                Vice President--Chief Financial
                                                             Officer
                                                      (Principal Financial
                                                    and Accounting Officer)

    KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints L. DENNIS KOZLOWSKI AND IRVING GUTIN, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement (including all pre-effective and post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON JANUARY 30, 1995 IN THE CAPACITIES INDICATED BELOW.

                 SIGNATURE                                       TITLE
- --------------------------------------------  --------------------------------------------
          /s/ L. DENNIS KOZLOWSKI             Chairman of the Board, President, Chief
............................................    Executive Officer and Director (Principal
            L. Dennis Kozlowski                 Executive Officer)
            /s/ JOSHUA M. BERMAN              Director
............................................
              Joshua M. Berman
           /s/ RICHARD S. BODMAN              Director
............................................
             Richard S. Bodman
            /s/ ALBERTO CRIBIORE              Director
............................................
              Alberto Cribiore
              /s/ JOHN F. FORT                Director
............................................
                John F. Fort
            /s/ STEPHEN W. FOSS               Director
............................................
              Stephen W. Foss
          /s/ RICHARD A. GILLELAND            Senior Vice President and Director
............................................
            Richard A. Gilleland
           /s/ PHILIP M. HAMPTON              Director
............................................
             Philip M. Hampton
              /s/ PAUL S. LEVY                Director
............................................
                Paul S. Levy
          /s/ FRANK E. WALSH, JR.             Director
............................................
            Frank E. Walsh, Jr.

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
 NUMBER                                  EXHIBIT                                       PAGE
- --------  ----------------------------------------------------------------------   ------------
  *1(a)   -- Form of U.S. Purchase Agreement among Registrant, the Selling
            Shareholders and the Underwriters.
  *1(b)   -- Form of International Purchase Agreement among Registrant, the
            Selling Shareholders and the International Underwriters.
   3(a)   -- Restated Articles of Organization, as amended (incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form
            10-K for the fiscal year ended May 31, 1987).
   3(b)   -- Articles of Amendment dated November 9, 1993; effective November
            10, 1993 (incorporated by reference to Exhibit 3 to Registrant's
            Current Report on Form 8-K filed on November 12, 1993).
   3(c)   -- By-laws (incorporated by reference to Exhibit 3 to the Registrant's
            Current Report on Form 8-K filed on August 17, 1990).
   4      -- Form of Common Stock certificate (incorporated by reference to
            Exhibit 7 of the Company's Registration Statement on Form 8-A filed on December 10, 1973).
 **5      -- Opinion of M. Brian Moroze, General Counsel of the Registrant, as
            to the validity of the securities being registered hereunder.
  10(a)   -- Registration Rights Agreement, dated as July 7, 1992 (the
            "Registration Rights Agreement"), among Kendall International, Inc.
            (formerly CDK Holding Corporation; "Kendall") and certain holders of
            Kendall securities (incorporated by reference to Exhibit 4.42 of the
            Registration Statement on Form 10 of Kendall, as amended).
 *10(b)   -- Amendment No. 1 to the Registration Rights Agreement, dated July
            11, 1994.
 *10(c)   -- Assignment and Assumption Agreement, dated October 19, 1994, among
            Kendall, the securityholders named therein and the Registrant.
  10(c)   -- Stockholders Agreements between Registrant and each of C&D Fund IV and JLL Fund (incorporated by reference to Exhibits 10.1 and 10.2 to
            Registrant's Current Report on From 8-K, dated July 26, 1994, file
            No. 1-5482).
 *23(a)   --Consent of Coopers & Lybrand L.L.P.
 *23(b)   --Consent of Price Waterhouse LLP.
**23(c)   --Consent of Mr. Brian Moroze (included in Exhibit 5).
 *24      --Power of Attorney (contained on the signature page).

- ------------

 * Filed herewith.

** To be filed by amendment.